Sensory Performance Technology, Inc



1,250,000 Shares of Common Stock
Minimum purchase: 40 Shares ($640.00)

We are offering a minimum of 625,000 shares of common stock and a maximum of 1,250,000 shares of common stock on a "best efforts" basis. If $10,000,000 in subscriptions for the shares (the "Minimum Offering") is not deposited in escrow on or before December 31, 2016 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period. If this minimum offering amount has been deposited by December 31, 2016, the offering may continue until the earlier of January 31, 2017 (which date may be extended at our option) or the date when all shares have been sold. We reserve the right to accept subscriptions for up to an additional 312,500 shares, for an additional $5,000,000 in gross proceeds. See "Plan of Distribution" and "Securities Being Offered" for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock. We intend to apply to have our shares of common stock approved for trading on the OTCQX marketplace and expect to trade under the symbol "SPTX" upon the completion of this offering.

These are speculative securities. Investing in our shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 4.

	Number of Shares	Price to Public	Underwriting discounts & commissions (1)	Proceeds to issuer (2)
Per share:	1	$16.00	$0.00	$16.00
Total Minimum:	625,000	$10,000,000	$0.00	$10,000,000
Total Maximum:	1,250,000	$20,000,000	$0.00	$20,000,000

(1) We do not intend to use commissioned sales agents or underwriters.
(2) Does not include expenses of the offering, including costs of Investor Escrow Setup, Technology and Accounting Fee and posting offering information on StartEngine.com, estimated to be $1,367,187 and $2,734,375 for the minimum and maximum offering amounts, respectively. See "Plan of Distribution."

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Part II of Form 1-A.

26 East 12th Street, Linden, NJ 07036 P (646) 539-8926; www.sensorypt.com/dec.html
The date of this Offering Circular is September 15, 2016

TABLE OF CONTENTS

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 4. References to "we," "us," "our," or the "company" mean Sensory Performance Technology.

Our Company

Sensory Performance Technology, Inc (or the "Company"), is a research and development tech company producing innovative and patented wearable tech product solutions to athletes, consumer, military, law enforcement and medical industries worldwide. Our flagship product, *Eclipse™ Goggles*, currently in high demand with some of the most prominent names in professional sports, is designed to improve sensory motor reflexes and cognitive performance using patented stroboscopic technology. In addition to a vertical model of product design, manufacturing and distribution, we plan to create and distribute highly-specialized content through our 'Online Academy,' featuring instructional videos from world-class training partners like Accelerate Basketball, personal trainers to National Basketball Association's Most Valuable Player of 2016 Steph Curry.

This Offering

Securities offered	Minimum of 625,000 shares of common stock ($10,000,000) Maximum of 1,250,000 shares of common stock ($20,000,000) We reserve the right to accept subscriptions for up to an additional 312,500 shares for up to an additional $5,000,000.
Common stock outstanding before the offering (1)	3,875,000 shares
Common stock outstanding after the offering (1)	2,575,000 shares
Use of proceeds	The net proceeds of this offering will be used to further develop, market, distribute and oversee manufacturing of the Eclipse googles, and develop products and revenues using three additional wearable-tech solutions leveraging other intellectual property assets, and instructional content for an online training academy
Risk factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

_____
(1) Does not include any warrants to purchase stock at a later date given to StartEngine.com.
(2) Assumes the sale of 1,250,000 shares. If we accept subscriptions for an additional 312,500 shares, the number of shares outstanding after the offering will be 2,262,500.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Related to our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. Sensory Performance Technology, Inc was formed in January 2016 and we have not yet begun producing or delivering our first product. To date, we have no revenues. We intend in the longer term to derive substantial revenues from the sales of *Eclipse Goggles*. *Eclipse Goggles* are in development, and we do not expect to start delivering to customers until the fourth quarter of 2016 at the earliest. *Eclipse Goggles* require significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

It is anticipated that we will experience losses prior to the launch of the Eclipse Goggles.

We have no revenues and expect significant increases in costs and expenses before realizing forecasted revenues in six months at the earliest. Though we have successfully developed a commercially-accepted prototype of *Eclipse Goggles*, there can be no assurance that we will be commercially successful.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

We face significant barriers in our attempt to achieve speed-to-market-advantage with the Eclipse™ Goggles, and if we cannot successfully overcome those barriers the business will be negatively impacted.

Though we have a full production intent prototype for our consumer-level model, we are relying on the manufacturing capabilities of subcontracted manufacturing partners based in China, Taiwan and other offshore locations. The design, manufacture and distribution of new consumer products into the retail industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing products, long lead times to bring products to market from the concept and design stage, the need for specialized design and development expertise, insurance requirements and establishing a brand name and image. As a product developer of wearable technology, we face a variety of added challenges to entry that a traditional sporting goods company would not encounter including educating the consumer on the advantage of this new technology and the proper use of it in highly-specific training regimens, and unproven high-volume customer demand

for our wearable technology. We must successfully overcome these barriers to be successful.

Our success is dependent upon consumers' willingness to adopt wearable training technology.

If we cannot develop sufficient market demand for stroboscopic technology, we will not be successful. Factors that may influence the acceptance of wearable training technology include:

- perceptions about stroboscopic goggles quality, safety, design, performance and cost;
- perceptions about the ease or difficulty of wearable training technology and the successful adoption of training regimens needed to produce desired results with consumers,
- the availability of alternative wearable tech products utilizing similar stroboscopic technology;
- the challenge of competitors entering the marketplace with a consumer product before we do.

Demand in the consumer sporting goods industry is highly volatile.

Volatility of demand in the sporting goods industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods, with liquidations of national chains redefining the industry. After filing for bankruptcy on March 2, 2016, national sporting goods retailer Sports Authority began the closing of 142 stores and two distribution centers in an attempt to reorganize while looking for a buyer. After conducting a sale process and finding no suitable offers, Sports Authority notified the court it would pursue a total asset sale. Sports Authority's closing follows the announcement in mid-April that going-out-of-business sales had begun at all 47 Sport Chalet stores in California, Arizona and Nevada. Further industry consolidation may be imminent. In December 2015, Cabela's announced it had engaged Guggenheim Securities LLC as its financial advisor to explore strategic alternatives.

Our success is highly dependent on Ben White, our founder and Chief Executive Officer.

Ben White has been the driving force behind the development of wearable training technology and the company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. White**.**

Risks Related to the Investment in our Common Stock

The ownership of our preferred stock is concentrated among existing executive officers and directors.

Upon the sale of all of the shares offered in this offering, our executive officers and directors will continue to own beneficially, in the aggregate, a vast majority of the outstanding shares of preferred stock. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions**.**

There currently is no public trading market for our securities and an active market may not develop or, if developed, be sustained. If a public trading market does not develop, you may not be able to sell any of your securities.

There is currently no public trading market for our common stock, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price. Even if a public market does develop, the market price could decline below the amount you paid for your shares.

Our potential issuance of convertible notes and warrants could substantially dilute the interests of

shareholders and depress the market price for our common stock.

Though we have no debt at this time, the possibility that we could be forced to secure debt financing and/or issue convertible notes and warrants exists. Accordingly, these future issuances of common stock could substantially dilute the interests of our existing shareholders and investors in this offering.

USE OF PROCEEDS

We estimate that, at a per share price of $16.00, the net proceeds from the sale of the 1,250,000 shares in this offering will be approximately $17,265,250, after deducting the estimated offering expenses of approximately $2,734,750. If only the minimum number of 625,000 shares is sold, the net proceeds will be approximately $8,632,625 after deducting estimated offering expenses of $1,367,375.

The net proceeds of this offering will be used primarily to fund the design, development, prototyping, co-manufacturing, marketing and distribution of our wearable training technologies, beginning with our flagship product, *Eclipse Goggles*, along with the development and production of video content for the online training academy. This stage is anticipated to take four to six months.

Accordingly, we expect to use the net proceeds as follows:

	Minimum Offering		Maximum Offering	
	Amount	Percentage	Amount	Percentage
Product Development & COGS……………………..	$ 4,500,000	52.1%	$ 9,000,000	52.1%
Professional Fees……………………………….	1,500,000	17.4%	3,000,000	17.4%
Marketing…..	1,500,000	17.4%	3,000,000	17.4%
Working capital (1)..	1,132,625	13.1%	2,265,250	13.1%
TOTAL	$8,632,625	100.0%	$17,265,250	100.0%

(1) Working capital will be used for salaries, prototyping and insurance, equipment, travel, SGA and leases.

To the extent that we sell more than 1,250,000 shares, the additional net proceeds will be used for working capital.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.

BUSINESS

Corporate Background and General Overview

Sensory Performance Technology, Inc. is motivated by a mission to elevate the performance of professional athletes, military personnel, law enforcement officers and medical professionals, corporate executives and students worldwide through the design, co-manufacture, and distribution of groundbreaking patented wearable-tech devices focused on challenging and training the one aspect that controls the entire body: the brain.

In a world where athletes tirelessly pursue excellence, finding integrative ways to advance their visual processing capabilities has been a daunting problem. Intuitively, they understand the eyes are the conduit to the brain and physical motor reflexes depend entirely on speed and span of recognition (cognition). The Eclipse *Goggles* offer a wearable technology solution to this problem, increasing cognitive function in the brain by simulating a stroboscopic effect, thereby inducing visual stress deprivation. After continuous exposure through training, athletes learn how to compensate for this sensory overload and subsequently modify gaze behavior, making visual information processing more efficient.

About Eclipse Goggles

Eclipse Goggles are the latest phenomenon in athletic sensory training. This technology simulates a strobe light effect but in an entirely different way. Unlike conventional strobe lights, which emit bursts of flashing lights (an invasive stimuli), *Eclipse Goggles* do not emit any type of light whatsoever. In fact, they produce a strobe-like effect by momentarily blocking out natural ambient light (a noninvasive stimuli) in much the same way as blinking does. By using LCD (Liquid Crystal Display) lens technology, *Eclipse Goggles* have a functionality of blocking ambient light by electronically switching the lenses from clear to opaque, much like shaded sun glasses. There is no obtrusive light that enters the eyes except natural daylight. *Eclipse Goggles* are not unlike a flashing image on a computer screen or video game in terms of its potential risk of triggering photosensitive epilepsy (seizures).

The next generation in elite athletic training: Human sight and hearing are profoundly diminished during intense competitive action. As heartbeat and stress levels increase, perceptions and fine motor controls diminish. With a unique form of training called "temporal occlusion" these effects can be overcome, and elite athletes can train their visual and auditory processing systems to improve performance. *Eclipse Goggles* include visual-auditory distraction control that provides the next generation in elite athletic training.

Features and Options: Introducing the Eclipse™ dual-sensory stroboscopic glasses. Since 2010, company Founder Ben White has done pioneering work in stroboscopic vision for elite performance training, designing a next generation vision-training wearable tech solution that can help any elite sports trainer or aspiring athlete achieve their mission. Featuring ruggedized construction and dual-sensory technology, *Eclipse Goggles* fit readily into any training regimen.

Checklist for a visual- auditory training aid for elite athletes: Eclipse Goggles are what's needed in a next-generation product to provide temporal occlusion for elite sports performance training, incorporating ideal features and characteristics:

- Lightweight and comfortable, only 2 oz. net weight

- Ruggedized to withstand ±40° C temperatures and 7 g's of force

- Hermetically sealed to resist moisture and sweat

- Manufactured to quality standards AS and ISO 9001

- Two-channel distraction control (visual and auditory)

- Quickly and easily integrates with any existing training protocols

- Effective inside or outdoors, day or night, all-seasons and all-weather

- 2-way data streaming via Wi-Fi

- Auditory streaming via Bluetooth for sound effects

- Multiple units controlled through secure iPad app

- Individual units controlled through secure iPhone/Android app

- Programmable for individual needs or preferences

- Precise LCDs adjustable from 1 to 100 Hertz (flashes per second) at 1 Hertz increments

- Built-in rechargeable lithium-ion battery

- Completely wireless construction for maximum convenience

- Sleep button for instant pause or resumption of training

- Expandable for video logging, heart-rate monitoring, and so on

- Backed by exceptional 5-year warranty

Visual Distraction - Sensory Tech Strobe Features

- Visual distraction controlled by remote control Bluetooth

- 10 levels of occlusion and single eye strobe capabilities

- As much as 20 percent greater opacity than the market has experienced

- Sweat resistant and anti-fog

Auditory Distraction - Sensory Tech Strobe Features

- Auditory distraction controlled by remote control Bluetooth

- Holophonic sound effects that immerse the athletes in real life environments

- Endless custom auditory applications (crowd noise, cheering/booing, etc)

Bluetooth Control Unit Features

- Apple and android remote control platform downloadable apps

- Standard pre-sets and unlimited custom programs

- Create an Athlete Profile for keeping a progression log

- Data Retrieval: Ability to review past workouts and email directly to athlete

The competitive edge: Elite athletic trainers are seeking any edge that can increase performance. One promising area is vision training, where decades of research confirm that visual performance can be enhanced with appropriate training. The human eyes and ears have phenomenal capabilities. But these abilities are profoundly diminished by the Body Alarm Reaction or BAR ("fight or flight") triggered by intense competitive action. Intended to filter out irrelevant stimuli during threatening situations, this response can actually distort perceptions and diminish performance.

A new generation of rugged, flexible and portable sensory occlusion training: Fortunately, the effects of BAR can be overcome by a unique form of training called "temporal occlusion" that exercises the visual-auditory systems and forces the brain to fill in missing sensory details. This approach is based on more than 60 years of scientific research in elite sports, military, and law enforcement performance. This research has proven that many key components of perception can be enhanced through this type of training.

The next generation of sports training: Sensory Performance Technology has been a pioneer in the field of sensory occlusion training and has created a next generation training aid called *Eclipse Goggles*. These stroboscopic glasses contain active LCD lenses and audio earplugs that increase visual and auditory stress during any training. This extra stress forces trainees to visualize events taking place, even when these events are temporarily obscured by the LCD shutters and distracting sound effects. The technology has been packaged in a highly portable, ruggedized set of eyewear that meets all the rigors of elite athletic training. This product easily integrates into any training protocol. Using it is as simple as putting on a pair of sunglasses and picking a tune on an iPod. While research into the benefits of this approach are ongoing, it has been endorsed by several college and professional teams in different sports. Both initial research and anecdotal evidence confirm that it gets results. This new technology represents the kind of breakthrough that elite athletic trainers are always seeking.

The amazing human visual and auditory systems: About 80% of what we perceive comes through the eyes. A highly complex organ, the human eye contains roughly 13.7 million photoreceptors, enabling us to detect 10 million colors and 500 shades of gray.[1] Though the eye muscles are tiny, they are mighty. Milligram for milligram, the eye muscles are the strongest and fastest in the body. In an average day, these muscles move about 100,000 times to bring objects into sharp focus. A person would have to walk 50 miles a day to give his leg muscles that much exercise.[2]

When we look into the distance, the earth's surface curves out of sight about 3.1 miles away. Yet from an elevated position, the human eye can detect a single candle burning 30 miles away. Vision is the most far-reaching sense available to any athlete.[3] If the eyes are the pilots of our senses, the ears are the co-pilots. The human auditory system maintains a 360-degree surveillance zone around the body, detecting sound emerging from any direction. Packed into a tiny space the size of a hazelnut, each ear has enough electric circuits to provide phone service for a good-sized city.[4] Each ear provides a remarkable array of audio functions including a directional microphone, audio amplifier, impedance transformer, spectrum analyzer, and automatic gain control system.[5]

The brain merges our binocular vision and 3D hearing into an overall "map" of the surrounding environment. The inner ear also provides balance. Tiny hairs inside three semicircular canals sense movement in three dimensions (yaw, pitch, and roll) and send continuous signals to the brain, which adjusts certain muscles to maintain our balance. The brain processes all our sensory inputs, merging the binocular signals from our eyes and the 3D signals from our ears into an overall "map" of the surrounding environment.

Intense action distorts perceptions: Despite the amazing capabilities of human vision and hearing, these systems do not always perform at optimum levels. In fact, as stress and heart beat levels increase, perceptions tend to deteriorate. The single biggest threat to seeing and hearing during intense competitive action is the "fight or flight" response, known to modern researchers as Body Alarm Reaction (BAR). The effects of BAR has been studied by leading authorities such as Dave Grossman, former

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[1] "11 Amazing Facts and Myths about Eyes," retrieved 4 February 2013 from www.news.softpedia.com/news/10-Amazing- Facts-and-Myths-About-Eyes-74813. shtml

[2] J. D. Radcliff, "I Am Joe's Body," Reader's Digest reprints/Berkley, 1989, pages 12-14

[3] Natalie Wolchover, "How Far Can The Human Eye See?" Life's Little Mysteries, 07 May 2012 retrieved 5 February 2013 from http://www.lifeslittlemysteries.com/2426- human-eye.html

[4] Radcliff, page 15

[5] David J. M. Robinson, "The Human Auditory System," adapted from Robinson & Hawksford, "Time-Domain Auditory Model for the Assessment of High-Quality Coded Audio," 107th convention of the Audio Engineering Society in New York, September 1999

Lieutenant Colonel in the Army Rangers, Loren Christensen, former police officer and author and Optometrist Edward C. Godnig. Godnig calls BAR "an inevitable series of neural and biochemical reactions," noting that one profound effect is a mental and visual shift from focusing on nearby objects to the wider environment, also known as "tunnel vision." He says athletes experiencing BAR can lose their ability to separate figure from ground and even get confused about where they are on the playing field.[6]

Table 1: Perceptual Distortions Due to Fight-or-Flight Response

Percent of police officers who admitted to each effect (N=141)
85% Diminished sound (auditory exclusion)
80% Tunnel vision
72% Heightened visual clarity
65% Slow-motion time
51% Memory loss for some of the event
47% Memory loss for some of the subject's actions
40% Dissociation (detachment)
26% Intrusive, distracting thoughts
22% Memory distortions
16% Intensified sounds
16% Fast-motion time
Source: David Grossman & Loren Christensen, "On Combat: The Psychology and Physiology of Deadly Conflict in War and in Peace"

Table 1 lists the many perceptual distortions that BAR can cause during an intense encounter, as reported by actual police officers surveyed. Note that 4 out of 5 police officers reported "tunnel vision" or the narrowing of their perceptual field to a small cone perhaps 18 inches in diameter. Ironically, this loss of peripheral vision happens just when these officers need to be most acutely aware of their surroundings. Even more (85%) experience auditory exclusion: The over-stressed brain chooses to rely on vision alone, deliberately "tuning out" all the information provided by the ears.[7]

Fortunately, elite performers can train their eyes, ears, and brain to work together for optimum performance even under highly stressful conditions. For example, ice skaters and ballet dancers learn to control their gaze while doing quick spins to avoid getting dizzy during a performance.[8] Any other athlete can be trained to become more aware of the perceptual effects from BAR and how to minimize them. This

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[6] Edward C. Godnig, "Body Alarm Reaction and Sports Vision," Journal of Behavioral Optometry, 2001, Volume 12 Number 1, page 3
[7] Bruce Siddle, "Pressure Point and Control Tactics," PPCT Management Systems Inc., December 1998, pages 2-3
[8] Randolph Blake and Robert Sekuler, "Perception," McGraw-Hill, Fifth Edition 2006, page 366

conclusion has been uncovered by decades of scientific research.

The science behind "temporal occlusion"

For more than 60 years, researchers have worked to unlock the mysteries of the senses' role in elite performance. More than 40 years ago, Jack A. Adams proposed that effective learning depends on the formation of perceptual-motor feedback loops, which he called "the perceptual trace."[9] Funded by the National Science Foundation, researchers at Saint Olaf College in Minnesota tested his theory. They used strobe lights flashing at 2, 4, 10, 15 and 20 times a second to distract subjects from a task requiring precise eye-hand coordination. Confirming Adams, the more sensory feedback that subjects received, the better they did. Even more intriguing, performance improved at faster strobe rates of 10, 15 and 20/seconds—but not at slower flashes at 2 and 5/ second. And the training worked best at 15 flashes a second. The researchers wondered, was this some kind of "sweet spot?" They suggested that for a perceptual trace to form and performance to improve, the kinesthetic feedback must be backed up with reasonably precise visual information. If that visual information was not precise—because the flashes were too slow or fast—no perceptual trace could be developed.[10] This discovery was certainly intriguing, but how could it be applied to sports?

Some earlier research provided a clue. Drawing on research dating from 1952, scientists in 1964 advanced the theory that the brain has a "rhythmic scanning mechanism" running at about 100 milliseconds.[11] (This is very much like the clock in every computer, which synchronizes all the signals handled by the system to a basic frequency.) If this was so, researchers reasoned they could disrupt the visual input for some interval up to 100 msec before any subjects "start losing temporal information at the neural level." Sure enough, experiments showed that performance was significantly affected by flicker-rate. Test results got worse from 0 to 9 flashes/second—the closest interval to the brain's hypothetical sampling rate—and then improved again up to the fastest rate they studied, 24/second.[12] Many questions remained: If the brain has a "sampling rate" of 10 Hertz, how would it cope with training exercises done at faster or slower rates? Could we actually train the brain to form a perceptual trace faster? And would that improve any related visual or auditory skills? Researchers from the world of high-performance sports were already looking for those answers.

The precedents in elite sports performance: A recent study at the University of Montreal showed that professional athletes have an extraordinary ability to learn complex and dynamic visual scenes, far better than amateur's athletes or non-athletes. The researchers concluded, "these remarkable mental processing and learning abilities should be acknowledged as critical elements for world-class performance in sport."[13] The question is, how can elite trainers build on these strengths to counter the effects of BAR and develop true champions?

Past a certain threshold of sensory distraction, trainees fill in any missing details by instinct or experience. A recent literature survey that compared elite training methods for sports and military touched on an intriguing technique that provides a likely answer. First devised during the 1960s, this is called "temporal-occlusion training." It works by temporarily blocking the view of the action, so the trainee has to "guess" what's going to happen. For example, in one study tennis players watched film shot from the viewpoint of a player on the court. Just as the opposing player's racket made contact with the ball, the screen would go dark. The player being trained had to decide where their opponent's shot was headed. With training, the participants significantly improved how quickly and accurately they could predict the direction of an

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[9] Jack A. Adams, "A Closed-Loop Theory of Motor Learning," Journal of Motor Behavior, 1971, 3, pages 111-149

[10] Howard Thorsheim et al, "Visual and Kinesthetic Components of Pursuit-Tracking Performance," 1973, pages 6-7

[11] M. Russell Harter, Robert Eason, Carroll White, "Effects of Intermittent Visual Input Disruption, Flicker-Rate, and Work Time on Tracking Performance and Activation Level," Perceptual and Motor Skills, 1964, 19, page 832

[12] Harter et al, page 840

[13] Jocelyn Faubert, "Professional athletes have extraordinary skills for rapidly learning complex and neutral dynamic visual scenes," Nature Scientific Reports, January 2013, 3:1154, DOI: 10.1038/srep01154

opponent's shot.[14]

Further studies in temporal occlusion followed, using various devices:

- Film of baseball pitches and special helmets that blocked the hitter's vision as he stepped onto the plate (Burroughs, 1984)[15]

- More filmed tennis shots (Williams et al, 2002)[16]

- Near-life-size video intended to train outfielders to play goalkeeper (Williams, Ward, and Chapman, 2003)[17]

In all cases, the athletes who practiced using temporal occlusion improved their accuracy, reaction time, or both. Even though some critical information was hidden from them during practice exercises, they still managed to acquire a perceptual trace that generated effective recall—some form of "muscle memory"—even when the occlusion was removed.

What can we make of these findings? It seemed that past a certain threshold of sensory distraction, trainees could fill in missing details by instinct or experience; in effect, they learned how to visualize an unfolding event by drawing on their previous knowledge. In any event, this approach to training seemed to work. And it wasn't long before the biggest name in sports took notice.

These research findings prompted the biggest name in sports performance, Nike, to release an experimental set of stroboscopic training glasses in 2011. Called the Vapor Strobe Eyewear, these featured curved LCD shutter lenses, re-chargeable battery, and plastic frames with an elastic strap. The product was light enough to be used in any sport from basketball to golf. The company claimed the glasses helped athletes improve their focus, reaction time, balance, and peripheral vision.[18] Anecdotal evidence on the value of the glasses began to accumulate from several winning sports teams:

- Oregon Ducks college football team trained with pre-production glasses for several successful seasons, then won the Rose Bowl in 2012 and the Fiesta Bowl in 2013

- Green Bay Packers receiver Greg Jennings reduced his incomplete passes from 8 per season to 3, saying the stroboscopic glasses enabled him to "see the ball a little better and react quicker."[19]

- Florida Junior Blades hockey team trained with the Nike glasses and racked up an impressive record of 100 wins with only 19 losses and 5 ties, plus league records for most goals scored, fewest goals against, and most short-handed goals.[20]

Academic research into the benefits of this vision training continues, mainly at Duke University. Researchers there gave hundreds of participants—varsity players and non-athletes alike—both lab and field exercises wearing the Nike glasses, followed up by computerized visual testing. "Results revealed that stroboscopic training led to significantly greater re-test improvement in central visual field motion sensitivity and transient attention abilities," say the researchers from Duke.[21] These benefits appear to be

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[14] M. J. Haskins, "Development of a Response- Recognition Training Film In Tennis," Perceptual and Motor Skills, 1965 August; 21 (1), pages 207-211

[15] W. A. Burroughs, "Visual simulation training of baseball batters," International Journal of Sports Psychology, 1984, Vol 15, pages 117-126

[16] A. M. Williams, P. Ward, J. Knowles and N.J. Smeeton, "Anticipation skill in a real-world task: Measurement, training, and transfer in tennis," Journal of Experimental Psychology: Applied, 2002 8(4), pages 259-270

[17] A. M. Williams, P. Ward, and C. Chapman, "Training perceptual skill in field hockey: Is there transfer from the laboratory to the field?" Research Quarterly for Exercise and Sport, 2003 74(1), pages 98-103

[18] SSP Vapor Strobe Tech Sheet Final, Nike, 17 November 2011

[19] Tim Newcomb, "Visions of Perfection," Sports Illustrated, 9 January 2012

[20] "Florida Jr. Blades: Empire team celebrates reaching 100-win milestone", USA Junior Hockey Magazine, 27 January 2013

[21] L. Gregory Appelbaum, Julia E. Schroeder, Matthew S. Cain and Stephen R. Mitroff, "Improved visual cognition through stroboscopic training," Frontiers in Psychology, 2:276, 28 October 2011

"relatively robust" since they appeared after only two days of training, affecting both varsity athletes and non-athletes alike. "Visual attention is a critical ability for many domains, and even a small increase can have profound effects," concluded the researchers. "A small percent improvement in motion perception and focused attention may mean the world to an athlete engaged in a competitive sport."[22]

Table 2 lists 12 discrete visual abilities, and shows how these recent findings have started to fill in the blanks where only anecdotal evidence of the benefits of stroboscopic training once existed. Optometrist Godnig confirms that all these visual skills—except for color vision—have a "learned component" that "can be trained to improve." And he says this is already happening in the domain of sports, with effective vision training now deployed by many teams and campuses.[23]

Table 2: Inventory of Visual Skills and Training Results from Stroboscopic Glasses That Provide Temporal Occlusion

Visual skill	Definition	Trainable	Evidence
Central awareness	Maintaining awareness of an object and the surrounding visual space to avoid "tunnel vision"	Yes	Confirmed by Duke University research
Color perception	Ability to distinguish different colors (frequencies of light)	No	Determined by genes, disease, or injury
Depth perception	Judging the relative distances between objects	Yes	Often reported anecdotally, now under formal research
Eye-focusing flexibility	Adjusting focus on objects at different distances	Yes	Often reported anecdotally, now under formal research
Eye motility	Accurate eye tracking of a moving object	Yes	Confirmed by Duke University research
Eye-hand-body coordination	Coordinated activities such as aim and trigger control	Yes	Often reported anecdotally, now under formal research
Fixation ability (gaze control)	Maintaining the gaze on a single object	Yes	Often reported anecdotally, now under formal research
Peripheral vision	Maintaining awareness of peripheral events	Yes	Often reported anecdotally, now under formal research
Speed of recognition	Recognizing an object quickly	Yes	Often reported anecdotally, now under formal research
Visual acuity (static and dynamic)	Determining detail in a stationary (static) or moving object (dynamic)	Yes	Often reported anecdotally, now under formal research

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[22] Appelbaum et all, page 11

[23] Edward C. Godnig, "Vision and Shooting, part 3," NRA Law Enforcement Quarterly, Fall 2010, pages 8-9

Visual memory	Embedding new skills to become fast and automatic	Yes	Confirmed by Duke University research
Visualization	Using the "mind's eye" to anticipate where a moving object is most likely located when direct view is obscured	Yes	Often reported anecdotally, now under formal research, an ideal visual skill to exercise with strobe glasses
Sources: Edward C. Godnig, Duke University, MJ Impulse Note: Formal research with MJ Impulse strobe glasses is underway, but not yet published			

How Strobe Glasses Work: Eyes are similar to a pair of synchronized cameras that constantly receive visual information. All information entering the eyes is converted into signals, which are sent to the brain for processing. We perceive images in the brain, not in the eyes. The brain gives instructions back to the eyes and also to other parts of the body as a response to the information it receives. The entire process is done at unimaginable speed, but still takes time. How fast and accurately can it be done? Well, that is what makes a dramatic difference in elite performance.

Strobe Technology: Accurate Static Visual Acuity (Static Vision) is a fundamental requirement for becoming an outstanding athlete. It is said the minimum vision requirement is 20/20. If an athlete has less acuity than 20/20, it is recommended that it be corrected to 20/20 or better before beginning Dynamic Vision training. *Dynamic Visual Acuity* (Dynamic Vision) is the capability of distinguishing object(s) whether the object is in motion, the observer is in motion or both. The concept of *Sports Visual Acuity* (Sports Vision) is broad; as it includes every aspect of our visual capabilities and encompasses the mental features used in performing athletic activities.

Basic Theory: It has been known many years that the strobe effect helps improve Dynamic Vision. When you see a moving object under the strobe light, you can distinguish the object image only when the strobe light flashes. This means the visual information entering the eyes is limited. In other words, a continuous moving image is sliced into multiple images. The brain has to compute the given information and create images during the blackout period to compensate for the situation; this is referred to as visualization. Considering the fact that we see things in the brain, not in the eyes, such a process is possible, especially when trained.

Advantage: By limiting the amount of information an athlete has available during training, you expedite the development of skill and enhance performance at a far greater rate than traditional methods. As we know that gaze control is critical to elite athletic performance, the *Eclipse Goggles* improve the speed and span of recognition as well as their ability to discriminate between meaningful visual cues. Now athletes have the ability to work on both the physical and cognitive aspects of their game anywhere, at any time.

Proof of Concept

The benefits of stroboscopic technology were explored by NASA as early as 2006, when it was demonstrated that stroboscopic goggles that simulate a strobe-lighting effect could prevent the nauseating effects of space sickness - and that of more down-to-Earth travel.[24] Designed by Millard Reschke at JSC, with George Ford and Jeffrey Somers at Wyle Laboratories in Houston, the goggles were honored at the Inventors' Luncheon 2006 at NASA's Johnson Space Center in Houston, Texas. Reschke came up with the idea for the glasses after observing a particular astronaut who had returned

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[24] New Scientist (May 19, 2006)."Flashy Goggles Combat Space Sickness." Retrieved from
https://www.newscientist.com/article/dn9196-flashy-goggles-combat-space-sickness/

from a long stay on Russia's former space station, Mir. A 1981 study suggested that strobe lighting might help with motion sickness, but it was not clear why. Reschke's team noticed that the astronaut's eyes darted back and forth more than normal. The team suspected these eye jitters – known as square wave jerks – were helping to "freeze" the moving visual scene on his retina, protecting him from space sickness. After Reschke observed a Mir astronaut, he wondered whether strobe lighting might also be freezing images on the retina. So his team created glasses with lenses made of LCD "shutters" that switch from dark to clear very quickly, providing a strobe effect. In a study published in January 2006 through the National Institute of Health[25], Reschke's team tested a pair of the glasses. The LCD shutters allowed four 10-millisecond "flashes" of light to come through each second. The subjects using the glasses were able to endure simulated motion sickness for the entire 30-minute duration of the study - those without the goggles lasted only 24 minutes on average.

Stroboscopic Research and Athletes: The dynamic aspects of sports often place heavy demands on visual processing. As such, an important goal for sports training should be to enhance visual abilities. Recent research has suggested that training in a stroboscopic environment, where visual experiences alternate between visible and obscured, may provide a means of improving attentional and visual abilities in athletes.[26] The study explored whether stroboscopic training could impact anticipatory timing— the ability to predict where a moving stimulus will be at a specific point in time. Anticipatory timing is a critical skill for both sports and non-sports activities, and thus finding training improvements could have broad impacts. Participants completed a pre-training assessment that used a Bassin Anticipation Timer to measure their abilities to accurately predict the timing of a moving visual stimulus. Immediately after this initial assessment, the participants completed training trials, but in one of two conditions. Those in the Control condition proceeded as before with no change. Those in the Strobe condition completed the training trials while wearing specialized eyewear that had lenses that alternated between transparent and opaque (rate of 100ms visible to 150ms opaque). Post- training assessments were administered immediately after training, 10-minutes after training, and 10-days after training. Compared to the Control group, the Strobe group was significantly more accurate immediately after training, was more likely to respond early than to respond late immediately after training and 10 minutes later, and was more consistent in their timing estimates immediately after training and 10 minutes later.

Use of Stroboscopic Technology in Major League Baseball: In the elite world of Major League Baseball, teams who once shunned prospects who wore glasses are now using goggles to enhance player's visual training and cognitive reflexes.[27] Teams across baseball are working with companies like *Neuroscouting* to introduce vision and reaction-time to their evaluation and training processes. "Hitters have three tenths of a second on a 90 mph pitch to make a decision," says Dr. Keith Smithson, the Nationals' team optometrist and founding shareholder in Sensory Performance Technology, Inc. "If we can buy a tenth in there somewhere, we gain the ability to foul it off if we were gonna miss it or put it in play if we were gonna foul it off."

Smithson uses a three-tiered approach to eye care: He tests and corrects visual acuity (the average major leaguer has 20–12½ vision, and he'll prescribe lenses for anyone at or above 20–20); trains the seven muscles around the eye to focus through drills, both high and low tech; and tries to improve visual processing, the communication between the eyes and the brain. "It used to be that we had the science but technology hadn't caught up," says Smithson. "Now we're starting to have the technology too."

That's one of the benefits of vision training—unlike with a lifting program, where an athlete might see a

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[25] Reschke MF1, Somers JT, Ford G. "Stroboscopic Vision as a Treatment for Motion Sickness: Strobe Lighting Vs. Shutter Glasses.
" Neurosciences Laboratories, NASA Johnson Space Center, Houston, TX, USA. millard.f.reschke@nasa.gov Retrieved from http://www.ncbi.nlm.nih.gov/pubmed/16422446

[26] International Journal of Exercise Science 5(4): 344-353, 2012.Trevor Q. Smith, And Stephen R. Mitroff. "Stroboscopic Training Enhances Anticipatory Timing." College of Education and Human Development, Southern Utah University, Cedar City, UT, USA, Department of Psychology and Neuroscience, Center for Cognitive Neuroscience, Duke University, Durham, NC, USA. Retrieved from http://people.duke.edu/~mitroff/papers/12_SmithMitroff_IJES.pdf

[27] Sports Illustrated (April 13, 2015). "Seeing the Benefit: MLB Teams Focus On Enhancing Players' Visual Training." Retrieved from http://www.si.com/edge/2015/04/21/seeing-the-benefit-mlb-vision-training-tampa-bay-rays

result only after several weeks of training, the difference can show up after 15 minutes of ocular workouts, so it's easy to get players to buy in. As often as possible, Smithson tries to incorporate vision training into other exercises so it doesn't even take up extra time. Players wear strobe glasses that blink cloudy and clear while sprinting or catch Wiffle balls at random while doing squats.

Use of Stroboscopic Technology in Professional Hockey: Published research proves that strobe glasses dramatically improve the performance of professional hockey players. Players who trained with special eyewear that only allowed them to see action intermittently showed significant improvement in practice drills, according to a Duke University study with the NHL's Carolina Hurricanes.[28] Earlier research using the stroboscopic eyewear during training showed improved vision, visual attention, and ability to anticipate the timing of moving items. But the small pilot study with Hurricanes players is the first to directly explore whether those effects can improve sports performance. Players who trained with the strobe eyewear experienced an 18 percent performance improvement in a series of on-ice skill tests. A control group showed no change.

In a study conducted through Duke University, Stephen R. Mitroff collaborated with Hurricanes athletic trainers and strength and condition coaches Peter Friesen and Doug Bennett to test players during the team's 16-day pre-season training camp. Eleven players completed the full study wearing eyewear called the Nike SPARQ Vapor Strobe. The athletes were randomly divided into a five-player control group that completed normal training and a six- player strobe group that wore the eyewear once daily during normal training. Each group completed a performance assessment before and after training. Forwards were asked to perform a task that involved difficult skating before taking shots on goal, and defensemen were asked to skate in a circle before completing long passes. "That 18-percent improvement for on-ice skills for professional players is huge," Mitroff said. "This is a dramatic improvement observed in professional athletes."

Stroboscopic Technology Enhances Visual Memory in Athletes: Sports often rely on the ability to keep fleeting information in memory (e.g., a basketball player making a no-look pass must remember the locations of his teammates and opponents), and any boost in visual memory abilities could manifest in improved performance. Previous research has shown that intermittent, or stroboscopic, visual training (i.e., practicing while only experiencing snapshots of vision) can enhance visual-motor control and visual cognition, yet many questions remain unanswered about the mechanisms that are altered. Another study used a partial-report memory paradigm to assess the possible changes in visual memory following training under stroboscopic conditions,[29] exploring the impact of altering how visual information is accumulated over time by assessing how intermittent vision influences memory retention. In comparison to the control group, both stroboscopic groups (immediate and delayed retest) revealed enhanced retention of information in short-term memory, leading to better recall at longer stimulus-to-cue delays (640-2,560 ms). These results demonstrate that training under stroboscopic conditions has the capacity to enhance some aspects of visual memory, that these faculties generalize beyond the specific tasks that were trained, and that trained improvements can be maintained for at least a day

Conclusion: After under- going stroboscopic training, participants revealed an improved ability to retain visual information in short- term memory. Furthermore, this improved ability was still present 24 h later. While this is only one specific means by which visual processing can adapt, it indicates that stroboscopic training can lead to general improvements in higher- level visual cognition. More broadly, this result advances the scientific study of perceptual processing by providing an example of generalized learning. As well, this result informs athletic training by suggesting that stroboscopic experiences might be able to improve performance through benefits in visual memory.

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[28] Athletic Training & Sport Health (Nov/Dec, 2013). "Strobe Glasses Improve Hockey Players' Performance," Stephen R. Mitroff, Peter Friesen, Doug Bennett, Herb Yoo, Alan W. Reichow., Nov/Dec, 2013. Retrieved from http://www.healio.com/orthopedics/journals/atshc/2013-11-5-6/%7B9cf36fe8-9769-4909-acae-5419d69ab6b5%7D/enhancing-ice-hockey-skills-through-stroboscopic-visual-training-a-pilot-study

[29] Attention, Perception, & Psychophysics (November 2012). L. Gregory Appelbaum & Matthew S. Cain Julia E. Schroeder & Elise F. Darling & Stephen R. Mitroff. "Stroboscopic Visual Training Improves Information Encoding In Short-Term Memory." Retrieved from http://link.springer.com/article/10.3758%2Fs13414-012-0344-6

Improved Visual Cognition through Stroboscopic Training: Humans have a remarkable capacity to learn and adapt, but surprisingly little research has demonstrated generalized learning in which new skills and strategies can be used flexibly across a range of tasks and contexts. A study published in *Frontiers of Psychology* examined whether generalized learning could result from visual-motor training under stroboscopic visual conditions.[30] Individuals were assigned to either an experimental condition that trained with stroboscopic eyewear or to a control condition that underwent identical training with non-stroboscopic eyewear. The training consisted of multiple sessions of athletic activities during which participants performed simple drills such as throwing and catching. To determine if training led to generalized benefits, computerized measures were used to assess perceptual and cognitive abilities on a variety of tasks before and after training. Computer-based assessments included measures of visual sensitivity (central and peripheral motion coherence thresholds), transient spatial attention (a useful field of view - dual task paradigm), and sustained attention (multiple-object tracking).

Results revealed that stroboscopic training led to significantly greater re-test improvement in central visual field motion sensitivity and transient attention abilities. No training benefits were observed for peripheral motion sensitivity or peripheral transient attention abilities, nor were benefits seen for sustained attention during multiple- object tracking. These findings suggest that stroboscopic training can effectively improve some, but not all aspects of visual perception and attention.

Sensory Training Technology Takes Hold in the NFL: A Duke University study confirms stroboscopic technology offers improved vision for elite professional athletes and NFL players are turning to sensory performance training to improve their vision in an effort to up their game performance.[31] Green Bay Packers wide receiver Greg Jennings has used that technology, boosted by the use of the Nike Vapor Strobe eyewear that features liquid-crystal display lenses that cloud a player's vision in 100-millisecond patterns, forcing athletes to more intensely focus on the main task at hand: spying the quarterback, finding the hole, spotting the open receiver or, in Jennings' case, simply catching the ball. "Your eyes are open to a level you are not going to have them open to," Jennings says. "You are in tune to everything around you." Jennings says he didn't need a study to know his focus has increased on the field, especially in difficult lighting situations. "You wear those strobes and it gives you that contrast and you see the ball a little better," he says. To get that extra focus in games, practice offers a new wrinkle. Jennings says one of his favorite drills is to get "like a bull in a ring and stand in the middle" and have people around him yelling "ball" and firing a football or tennis ball to him. With the strobes pumped high, he must tune in, focusing on the ball. And only the ball.

The Market

According to the latest report by the National Sporting Goods Association, consumer purchases of athletic and sports equipment accounted for over $63 billion in annual sales in 2014. Sensory Performance Technology's Eclipse™ Stroboscopic Goggles are superbly unique in that it crosses into all sports categories, placing it right in the center of this multi-billion dollar athletic industry.

Market Analysis: Consumer sales of sporting goods in the United States amounted to over $63 BILLION in 2015. Athletic and sports footwear made-up about $21 Billion.[32] Of the brands sold about 25% were purchased in sporting goods stores, making these stores the most popular channel for the distribution of sports equipment in the United States. In the same year, sporting goods store sales amounted to around $44 billion, the highest amount to-date and an increase of $10 billion from 2006. During the first two months of 2016, retail sales at U.S. sporting goods stores rose 9 percent over the same period in the previous year. Sporting goods stores' revenue is anticipated to grow at a rate of 2.9 percent in 2016. Based on retail sales, the leading U.S. sporting goods store chain is Dick's Sporting Goods, which generated sales of over $6.2 billion. As of 2014, there are over 620 Dick's Sporting Goods stores across

[30] Frontiers in Psychology (October 2011). L. Gregory Appelbaum, Julia E. Schroeder, Matthew S. Cain and Stephen R. Mitroff. "Improved Visual Cognition through Stroboscopic Training." Retrieved from http://www.ncbi.nlm.nih.gov/pmc/articles/PMC3203550/
[31] Time Magazine (January 2012). Tim Newcomb. "Sensory Training Technology Takes Hold in the NFL." Retrieved from http://techland.time.com/2012/01/03/sensory-training-technology-takes-hold-in-the-nfl/
[32] iHumanMedia (October 14, 2015) https://ihumanmedia.com/2015/10/14/63-billion-sporting-goods-market-analysis/

the United States and the Pennsylvania-based company announced gross profit of almost 2 billion U.S. dollars for the year. The biggest sporting goods retailer in terms of revenue, however, is Walmart, with 9.3 billion U.S. dollars in revenue from sporting goods sales in 2013. In 2015, about 15% of all sporting goods are sold online with an estimated 200 million U.S. citizens shopping through mobile Internet and social media networks reported iHumanMedia.com. The sporting goods industry profit margins generally run about 35% per item. Nike and Adidas are also the market leaders amongst sporting goods manufacturers with about 27.8 and 20 billion U.S. dollars in worldwide revenue respectively. Other major sporting goods manufacturers with at least 1.5 billion U.S. dollars in revenue are VF Corp., Puma, Asics, Jarden, New Balance, Quicksilver, Mizuno, Amer Sports and Columbia Sportswear.

Changing Tastes and Seasonality Impact Recoveries: The popularity of various sports has changed in the last decade; running, gym workouts and target shooting have increased in popularity, while golf, in-line skating, skateboarding, and cross-country skiing have decreased according to a recent survey conducted by the National Sporting Goods Association (NSGA)[33]. Participation in tackle football among children has also fallen, as safety concerns have been publicized. Among teenagers, participation has dropped in most activities over the past decade, with the exception of aerobics, archery, walking, equipment-based exercising, ice hockey and kayaking. Additionally, women's participation in sports is driving much of the growth in popular sports. As consumers' tastes for sporting activities change, expect a corresponding change in demand for the associated equipment and gear. The performance of national sports teams can also have a significant effect on retail sales in localized geographies. Double digit regional sales increases can be seen following national sporting events such as the Superbowl and The World Series. This coupled with the seasonality of various sports are primary drivers of gross recovery values for sporting goods. Retailers stocking wide assortments of seasonal gear must carefully manage inventory levels to sales volumes to maximize value.

Facts and statistics on Wearable Technology: The wearable tech industry will treble inside the next five years – with a whopping 245 million devices expected to ship in 2019. That's according to CCS Insight's Wearables Forecast, Worldwide, 2015-2019[34], which states that the shipments for 2015 will be around 84 million units. That's a growth in monetary value of 64 percent; from $15 billion in 2015 to $25 billion in 2019.The global wearables market is expected to reach a value of 19 billion U.S. dollars in 2018, more than ten times its value five years prior.[35] With all signs pointing to wearable technology as the next big thing, businesses need to have a game plan in place to act on the competitive opportunity, while taking note of the challenges, which include consumers' apprehensions about security and privacy. Still, 2014 was hailed by many tech publications and experts as the "Year of the Wearable," thus reflecting an explosion of new wearable products, giant electronic companies competing neck to neck with young, crowd-funded startups and a very quick market growth compared to previous years. Businesses, military forces and medical professionals have been using wearable technology for decades, but the private consumer market has only recently started to feature items such as smart glasses, smart watches, hearables, fitness and health trackers or even smart jewelry and smart fashion. Twenty percent of American adults already own a wearable device and the adoption rate – on par with tablets in 2012 – is quickly expected to rise, according to PwC's Consumer Intelligence Series[36] – The Wearable Future report – an extensive U.S. research project that surveyed 1,000 consumers, wearable technology influencers and business executives, as well as monitored social media chatter, to explore the technology's impact on society and business. 53 percent of millennials and 54 percent of early adopters say they are excited about the future of wearable tech. Among the top three potential benefits were (1) improved safety: Ninety percent of consumers expressed that the ability for parents to keep children safe via wearable technology is important. (2) Healthier living: More than 80 percent of consumers listed eating healthier, exercising smarter and accessing more convenient medical care as important benefits of

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[33] Gordon Brothers (Spring 2016) "Sporting Goods." http://www.gordonbrothers.com/expertise/industry-insights/R/Retail-Sporting-Goods

[34] CSS Insight "Wearables Market to Be Worth $25 Billion by 2019." http://www.ccsinsight.com/press/company-news/2332-wearables-market-to-be-worth-25-billion-by-2019-reveals-ccs-insight

[35] Statista. "Facts and Statistics on Wearable Tech." http://www.statista.com/topics/1556/wearable-technology/

[36] PWC (October 21, 2014). "Wearable Technology Future is Ripe for Growth – Most Notably among Millennials, Says PwC US." http://www.pwc.com/us/en/press-releases/2014/wearable-technology-future.html

wearable technology. (3) Simplicity & ease of use: Eighty-three of respondents cited simplification and improved ease of technology as a key benefit of wearable technology.

Cost Analyses. Subject to further determination based on strategic partnership analysis, we are anticipating co-launching two models of the *Eclipse Goggles* for the consumer retail sporting goods market, a basic model for the entry-level athlete priced at $400 MSRP and a higher-end model with more robust features for the serious athlete priced at $500 MSRP. Our market research with target end-users has demonstrated that our forecasted retail price is acceptable and reasonable in comparison to popular "performance enhancing" sporting goods products in demand by juvenile and adult consumers active in both recreational and aspiring professional sports across all disciplines, including baseball bats at $399[37], basketball shot trainers at $349.99[38], and football accuracy training devices at $499.99[39]

Market testing. Since 2014, we have been beta-testing prototypes of *Eclipse Googles* with elite professional athletes through their training partners, including Accelerate Basketball, with whom we've executed a strategic partnership. Accelerate Basketball is quickly becoming one of the most detail oriented, skill development facilities in the country. With over 40 clients from different teams within the NBA, including Steph Curry of the Golden State Warriors, Founder Brandon Payne is being recognized as a trainer who takes good players to elite levels. Implementing different tactics and detailed skill development protocols. The term neuromuscular efficiency, which he uses often, entails taking players outside of their comfort zone and overloading their system in order to improve play during extreme pressure situations. Brandon and his staff have partnered with Sensory Performance Technology to not only expedite the development of the most elite players but to make such an effective form of training the norm throughout the entire basketball world. The *Eclipse Goggles* have been extraordinarily well-received with unsolicited testimonials citing their effectiveness in enhancing athletic performance by some of the worlds' most celebrated professional athletes, featured in some of the most reputable print and television media outlets in the world.

Market traction: Perhaps the greatest testimonial to the effectiveness of stroboscopic goggles comes from National Basketball Association's Most Valuable Player of 2016 Stephen Curry, who has been training with the goggles through our strategic partners Accelerate Basketball. Interviewed in *GQ Magazine* in November of 2015[40], Mr. Curry was quoted as crediting his trainers at Accelerate Basketball for "squeezing the extra juice out of his natural skill set," through tailor-made techniques "to shock your body, sensory things—like, goggles that flash in your face and obstruct your vision while you try to make accurate passes." A video by CSN Bay Area of Mr. Curry using the *Eclipse Goggles* was reported on by *Business Insider*[41] November 2015 and was distributed on news sites across the web, potentially seen by millions. In the accompanying article, reporter Scott Davis credits "Stephen Curry's ridiculous ball-handling," and his "well known…insane shooting ability," to his custom workouts with the *Eclipse Goggles* viewed in the video, where "Curry is wearing what appear to be vision-reducing goggles (though that is simply a guess) while dribbling a basketball and tossing a tennis ball back and forth with a trainer." The video by CSN Bay Area of Mr. Curry working out with the *Eclipse Goggles* was reported on by Next Impulse Sports[42], and on Bleacher Report[43], (with 287,000+ reads) where "the Warriors *phenom* showed off his ridiculous skill during practice, catching a small ball with one hand while dribbling a basketball in

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[37] Rawlings TRIO End-Loaded BBCOR Bat, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=52759476&cp=4406646.4413887.4414014&categoryId=64623156&fg=Price
[38] Dr. Dish iC3 Basketball Shot Trainer, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=96193506&cp=4406646.4413986.11294664&categoryId=4415178
[39] SKLZ Quarterback Trainer Pro, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=98048616&cp=4406646.4413887.4414019&categoryId=70571766
[40] GQ (November 19, 2015) Daniel Riley. "How Stephen Curry Became the NBA's Best Player." http://www.gq.com/story/steph-curry-nba-best-player
[41] Business Insider (November 6, 2015) Scott Davis. "Stephen Curry does a dribbling drill with blinding glasses and a tennis ball, and it looks grueling." http://www.businessinsider.com/stephen-curry-dribbling-drills-2015-11
[42] Next Impulse Sports (November 5, 2015) http://nextimpulsesports.com/2015/11/05/stephen-curry-is-more-coordinated-than-you/
[43] Bleacher Report (November 5, 2015) Arman Walia. "Steph Curry Shows off Ridiculous Handles During Dribbling Drill." http://bleacherreport.com/articles/2586460-steph-curry-shows-off-ridiculous-handles-during-dribbling-drill

the other and wearing goggles that increase difficulty." The video also made its way to the popular Huffington Post[44], where Sports Editor Justin Block credited Mr. Curry's MVP-level plays to practice with an "entire arsenal of impossible-to-do dribbling drills… adding a tennis ball and some weird glasses (*Eclipse Goggles*) to the mix. Research shows that women's participation in sports is driving much of the growth in the sporting goods consumer marketplace and the use in training of the *Eclipse Goggles* by notable professional woman athlete and former Olympian Cassidie Cierra Burdick, basketball player for Atlanta Dream of the Women's National Basketball Association (WNBA), can be seen on Accelerate Basketball's Instagram page.[45]

Unsolicited testimonials for the effectiveness of the *Eclipse Goggles* transcends Major League Basketball, extending into the National Football League (NFL). On November 11, 2015, Timothy Wright, a tight end for the Detroit Lions, who has also played for the New England Patriots, where he won a Superbowl ring for his contribution to the New England Patriots victory in Super Bowl XLIX, February 2015 over the Seattle Seahawks, tweeted an unpaid endorsement while wearing the Eclipse *Googles*, crediting Sensory Performance Technology and company President Oliver Marmol for creating the future of sports with the following: "Wearing the Eclipse Strobe Glasses. Big Respect to @OliMarmol and @SensorySports for designing the Future."[46]

Technological Advantage: The *Eclipse Goggles* were featured in a story in *ESPN The Magazine's* "Ideas of the Year Issue -- a look at the people, moves and moments that changed sports in 2015."[47] When asked in an interview by reporter Sam Alipour what "enabled you to elevate your game to another level?" Mr. Curry cited strobe goggles as a significant factor in his success with the following quote: "The drills I do are pretty much what I've been working on these past three or four years: like this drill where I wear goggles with flashing lights that obstruct my vision (while dribbling and passing). Weird, random stuff. Those kinds of sensory distractions are variables that take my mind off the ball and sharpen the brain, helping me neurologically. All of that stuff helps me slow the game down." The National Monitor[48] did a more in-depth story on the advantages of technology, including strobe goggles, giving advantages to teams like the Golden State Warriors, for whom Mr. Curry plays. According to the report, the Golden State Warriors, who last season won the NBA Championship following a record-making season, are among the league's leaders in adopting wearable technologies, citing a story from the San Jose Mercury News. The team makes wide use of a variety of devices to track the health of their players, based on their experience that such tracking enables them to stay healthy and avoid injuries. Mr. Curry practices his ball-handling skills while wearing strobe glasses (*Eclipse Goggles*) that cut his peripheral vision, helping him improve his reaction time and visual awareness. Indeed, *Eclipse Goggles* appear to be the wearable-technology training device of choice for Mr. Curry, as reported in a story by Digital Trends in November 2015[49]. For the Golden State Warriors, the adaptation of wearable technology may help to reduce the downtime of players while making their time more effective on and off the court. "Some players bring their own devices to practice. Star point guard Stephen Curry was spotted at practice wearing a pair of strobe glasses (*Eclipse Goggles*) designed to enhance reaction time and visual awareness."

Target markets: Through strategic partnerships, we will be co-distributing our patented stroboscopic technology to consumers across the world, selling initially into the North American retailing sporting goods market, which is highly competitive, targeting national sporting goods chains, both brick-and-mortar and online retail portals. We have conducted various market analyses with regard to our wearable training technology sales forecasts, including cost analyses, consumer profile, and cost comparisons to existing wearable technology devices in the market, market testing with high-profile celebrity athletes and their

[44] Huffington Post (November 5, 2015) Justin Block. "Stephen Curry's Uber-Complicated Dribbling Drills Are Not Of This World." http://www.huffingtonpost.com/entry/stephen-curry-dribbling-drill_us_563baf90e4b0b24aee495c39

[45] https://www.instagram.com/p/-PAnhUKx1m/

[46] https://twitter.com/tim_wright81/status/664627901074116608

[47] ESPN (December 8, 2015) Sam Alipour. "Stephen Curry on copying the Warriors' way: 'You won't have the personnel." http://espn.go.com/nba/story/_/id/14314860/stephen-curry-small-ball-mj-gunning-record-books

[48] National Monitor (November 15, 2015) CHARLES Margulis. "World champion Warriors win with a technological edge." http://natmonitor.com/2015/11/15/world-champion-warriors-win-with-a-technological-edge/

[49] Digital Trends (November 16, 2015) Albert Khoury. "Stephen Curry among other Warriors to use wearable tech during practice." http://www.digitaltrends.com/wearables/golden-state-warriors-wearable-tech-reduce-injuries/

trainers, and target consumer markets.

Consumer Profile: Our target consumer is the recreational and aspiring professional athlete across all sports disciplines, with a focus on the domestic U.S. Market. According to Youth Sports Statistics, there are 36,000,000 children aged 5-18 who play organized sports each year; 66% of boys in that age group play organized sports in or out of school, and 52% of girls. Eighty-five percent of those 36 million children participating in organized sports are being coached by their fathers.[50] An additional 15 million adults played organized sports in the U.S. in 2014, with 5.2 million golfers, 3.6 million playing basketball, 1.3 million tennis players, 1.1 million soccer players, 226,000 football players, and 12,000 softball players.[51]

Sales and Service Model

Sales Model. The initial sales model of our patented strobe training technology is based on the distribution of the product through national brick-and-mortar sporting goods and general merchandise retailers, as well as online retailing portals like Amazon, and our website through our training academy. Early market testing has demonstrated acceptance and demand across broad consumer demographics including age, gender, and sport. Preliminary work with National Hockey League (NHL) and the World Soccer Association (FIFA) demonstrates a strong global market opportunity for our wearable technology, of exponentially greater value than the American consumer retail marketplace alone.

Market forecasts for our patented wearable training technology are conservative and are based on a percentage of penetration of major national retailers in the United States. Subject to change, selling two SKUS priced at $400 and $500 MSRP, the revenue model is built on the expectation of delivering a case of 12 of each SKU to major national sporting goods retailers every month, for a total of 288 units being shipped to each store per year, for anticipated wholesale revenues of $64,800 per year per door, capturing just over 300,000 users in a 24 month period after introduction, or .006% of the total market of 52 million recreational adult and child athletes in the U.S. The number of potential athletes and sports participants across all disciplines nationally and internationally, as well as military, law enforcement, medical, corporate executives and academia markets, exponentially scales our conservative forecasts. Our forecasted exit of $3.3 billion in year 5 using an EBITDA multiple of 5, with a plan to sell the product technology and brand to a major sporting goods brands like Under Armour, does not take into account the development of revenue generated from video content developed for our Online Training Academy with our Strategic Partners, Accelerate Basketball, or the development of additional products and revenues for the military, medical, law enforcement and industrial markets leveraging our other wearable tech patents.

TOTAL POTENTIAL MARKET OF MAJOR SPORTING GOODS RETAILERS ONLY				
		Annual Units Store	Wholesale Sales	
Retailers-Mid Tier	# of Stores	288	$	450.00
Walmart	6629	1,909,152	$	859,118,400
Dicks Sporting Goods	695	200,160	$	90,072,000
Best Buy	1445	416,160	$	187,272,000
Game Stop	2400	691,200	$	311,040,000
Foot Locker	2369	682,272	$	307,022,400
Champs	547	157,536	$	70,891,200
The Sports Authority	470	135,360	$	60,912,000
Academy Sports	190	54,720	$	24,624,000
Gander Mountain	154	44,352	$	19,958,400

---

[50] Statistics Brain "Youth Sports Statistics." http://www.statisticbrain.com/youth-sports-statistics/

[51] North American Association of Sports Economists. Brad R. Humphreys. (August 2008). "The Size and Scope of the Sports Industry in the United States." http://college.holycross.edu/RePEc/spe/HumphreysRuseski_SportsIndustry.pdf

REI	138	39,744	$	17,884,800
Cabelas	64	18,432	$	8,294,400
Totals	**15,101**	**4,290,912**	**$**	**1,930,910,400**

Distribution: We are currently vetting manufacturing, sales, and marketing strategic partners who already have placement of successful products in our target retailers. It is our plan to contract with an experienced third party to oversee all operations, sales and distribution of our wearable training technology to the retail consumer marketplace, in order for the Company to focus on developing additional wearable tech solutions based on our patented stroboscopic technology for both military, medical, law enforcement and academia markets. With a goal to achieve speed-to-market advantage in this sector, we have entered into a preliminary Operating Agreement as a first step towards securing this working relationship. We will be supporting our strategic partners with a robust commitment to national advertising, in-store point of purchase display marketing, and supporting training video content on our online Academy, featuring instructional videos from notable sports training authorities and potentially celebrity athlete endorsements.

Wholesale Revenue SKU Breakdown

Year	Total Potential Retailers	Store Penetration	Number of Doors	Total Units Shipped	Gross Sales Revenues
Year 1	15,101	5%	755	217,454	$48,927,240
Year 2		20%	3,020	869,818	$195,708,960
Year 3		50%	7,551	2,174,544	$489,272,400
Year 4		70%	10,571	3,044,362	$684,981,360
Year 5**		80%	12,081	3,479,270	$782,835,840

*Forecasts do not account for expansion of SKU's from limited introduction, nor do they account for additional revenue derived from our online training academy. Potential retailers represent major market sporting goods retailers only and revenues do not account for direct-to-consumer sales from our website.

**2020 represents modest penetration of international retailers (Australia, UK, Brazil, etc)

Production Plan

All product development, prototyping, manufacturing and quality control will be managed through a strategic partnership with an experienced high-profile technology development company based in Silicon Valley, with manufacturing facilities based in Taiwan.

Manufacturing Facility. We do not own any manufacturing facilities nor do we plan on purchasing any equipment or leasing any manufacturing facilities. We do not foresee any outlies in capital expenditures in the next five years for this purpose. We will be subcontracting or licensing the manufacturing, quality control and distribution of our consumer wearable tech product to strategic partners with valuable relationships with offshore manufacturers of high-end consumer electronics, designed to our exacting specifications.

Sourcing. Sourcing of the components of our wearable training technology will be managed by subcontracted, design partners based in Silicon Valley, with rigorous oversight for quality control and reliability by company Founder and Chief Technical Officer/CEO Ben White.

Production Plan. Management is committed to making *Eclipse Goggles* available to the public as soon as six months after the successful raising of capital through this offering. We have been seriously engaged for the last twelve months with the development of consumer-ready prototypes, while vetting subcontracted manufacturing partners specializing in high-end wearable technology, visiting their facilities both domestically in California and offshore in Taiwan, and securing detailed production quotes based on the articulation of our exact design specifications, while simultaneously putting in place rigorous quality control standards. We are currently in discussion with potential strategic partners who are currently

manufacturing and distributing a popular consumer sporting goods product through targeted retail chains like Dick's Sporting Goods, to oversee our proposed manufacturing in Taiwan, including quality control, while also handling sales and distribution including customs, duty and brokerage through management of the supply chain.

Intellectual Property

Patents. Sensory Performance Technology's Founder/CEO/CTO Ben White has applied for and been granted the following patents for *Eclipse Goggles* through the United States Patent and Trademark Office

- Dual-Sensory Eyewear Device: Utility Patent Application Number 14/974,317, Dated 18-DEC-2015

- Integrated Stroboscopic Eyewear For Sensory Training: Provisional Patent Application Number 62221600, Dated 21-SEP-2015

Further, management believes they have secured competitive advantage over and above their patents in the following important ways:

- We have demonstrated that we are several years ahead of the developing competition in terms of our technology, market acceptance, full-featured design and manufacturing and distribution schedule.

- Further, we have established a network of elite celebrity athlete relationships across all sports disciplines through strategic partnerships with their athletic trainers that is rarely seen among other startups.

- We believe we have already created significant brand awareness and priceless equity through the unsolicited testimonials of the effectiveness of the Eclipse Goggles by noted celebrity athletes published widely in notable and prestigious media outlets including ESPN, GQ, Business Insider, Time Magazine, the Huffington Post, to name a few.

Trademark and Trade Name. We have registered the following with the United States Patent and Trademark Office:

- "SENSORY TECHNOLOGY" (the logo and the name SENSORY TECHNOLOGY in stylized text) – Registered May 17, 2016, registration number 4,958,834.

- "The New PED Performance Enhancement Device" (name only) – Registered September 16, 2014, registration number 4,605,111

Competition

In 2009, Nike introduced the Sensory branch of Sparq Training to the market. Nike Sparq Sensory Training consisted primarily of two products; the first being a large stationary testing station which retailed at $80k and the second being a pair of Vapor Strobe Glasses that retailed at $300. The market quickly saw the value in training with strobe glasses as they were introduced to the scientific research. The effectiveness of this style of training became very apparent however there was a lack of enthusiasm and a limited market for an $80k testing system. Nike unveiled their strobes through a soft launch exposing some of their endorsed athletes to their product. This specific model of strobe glasses were unable to withstand the rigors of sport and had some technical shortcomings, namely they were extremely fragile and would often short-circuit when athletes would perspire. Nike's strobe glasses were aesthetically marketable but lacked durability. This has resulted in the dismantling of the Sensory Department within Nike. Since then, several members of the former Nike team have come together to create a new team separate from Nike. This new partnership is known as Senaptec. Our attorneys served Senaptec with a Cease & Desist order in the first quarter of 2016 after we were notified they were using images of NBA MVP Steph Curry training with our glasses. Senaptec's attorneys admitted wrongdoing and immediately removed images of our goggles on their website and collateral.

Our competitive advantage: Our company shareholders include key personnel like Dr. Keith Smithson, top sports optometrist in the country if not the world, who works one-on-one with premiere athletes in all disciplines across the U.S. In addition the company President and founding partner Oliver Marmol, is a former MLB baseball player and is currently the youngest Manager in history to manage a minor league baseball team for the St. Louis Cardinals. Mr. Marmol has been introducing the *Eclipse Goggles* to professional athletes and training them in the benefits of stroboscopic technology for the last year with remarkable and demonstrable success. Understanding that adoption of our technology by celebrity athletes earns our priceless market traction and invaluable publicity, we have entered into a strategic partnership with Accelerate Basketball, the leading training facility in the U.S. for aspiring as well as accomplished professional athletes. As a result of our team, we work directly with athletes.

We expect competition in our industry to intensify in the future in light of increased demand for wearable technology, continuing globalization and consolidation in the worldwide sporting goods industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, and perceived safety. Increased competition may lead to lower unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets**.** If our competitors introduce new stroboscopic goggles that compete with or surpass the quality, price or performance of our technology, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

The cost of research and development is estimated to be $1,600,000 accrued over the last seven years, prior to the forming of Sensory Performance Technology, Inc., and has been significantly borne by Ben White, company Founder and CEO. Mr. White has assigned the intellectual property rights to the Company for the use of his patented technology in the development of our wearable training solutions.

Employees

As of June 15, 2016, we have no full-time and no part-time employees. All of the work currently being conducted on behalf of Sensory Performance Technology, Inc is being done by its founding shareholder partners in the form of sweat equity. All other work related to the formulation of our corporation, including financial forecasting, marketing development and legal responsibilities has been provided by current

shareholders in the company in the capacity of independent contractors.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

PROPERTIES

Our principal office is located at 26 East 12th Street, Linden, NJ 07036, which is the personal residence of company Founder and CEO Ben White. It is our plan to secure company offices with the funds gained from this Offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Since our incorporation in January 2016, we have been engaged primarily in developing the design of the consumer model of the *Eclipse Goggles* and developing strategic partnerships to bring them to market. We have also focused on introducing them to celebrity athletes through their trainers to validate our concept and advance brand equity, achieving major successes in a relatively short period of time. We are considered to be a startup company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the initial design of the *Eclipse Goggles* in 2014, producing a limited number of expensive prototypes, which we have been distributing to celebrity professional athletes in basketball, baseball, football and soccer through their trainers for use on a temporary basis. We have aggressively been vetting sourcing, manufacturing and marketing partners with demonstrated experience in the consumer sporting goods marketplace and are in the preliminary agreement phase at this time.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until fourth quarter 2016 at the earliest.

Operating expenses for the six months ended July 30, 2016 have been borne entirely out-of-pocket by the current shareholders in exchange for shareholder interest in the company.

Liquidity and Capital Resources

As of July 20, 2016 we had cash on hand of $10,000 with no current working capital deficit. There are no outstanding notes, loans, warrants, or liens or liabilities of any kind on any assets of the company.

Plan of Operations

Much of the prototyping of our consumer model of *Eclipse Goggles* has been completed, and we are finalizing our production and quality control strategic partnerships with manufactures based in Taiwan and Silicon Valley, CA., which supports our milestone of retail availability of our product 4th quarter 2016. To date, approximately $1.6 million has been invested in research and development and the production of prototypes by company Founder Ben White. We are now seeking $10 million in funding from this Regulation A offering to fund the production, marketing and distribution costs of our consumer model and the online training academy platform to support their successful introduction into the marketplace. We do not anticipate raising additional funds in the next 12 months.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors, executive officers and significant employees, and their ages as of July 15, 2016 are as follows:

Name	Position	Age	Term of Office
Executive Officers:			
Ben White	Chairman and Chief Executive Officer	53	January 2016
Oliver Marmol	Chief Operating Officer	29	January 2016
Kim Lavine	Chief Financial Officer		January 2016

All of our executive officers and significant employees work full-time for us. There are no family relationships between any director, executive officer or significant employee. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers

Ben White – CEO, CTO: Mr. White is the Founder and Chief Executive Officer of Sensory Performance Technology Inc. He holds a Bachelor's Degree in Metaphysical Science and leads the companies Research and Development team which includes industry experts and University partners. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90's and by 2002; he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. In 2004, The Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist and in that same year he was selected as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise.

Oliver Marmol – President: Mr. Marmol was originally drafted by the St. Louis Cardinals from the College of Charleston. He was a 6th Round pick for the Cardinals in the 2007 MLB draft as a shortstop. In 2010 he was brought on staff to finish the season as a hitting coach. In 2012 he was named the youngest manger in all of Professional Baseball. A short year later Marmol lead his team, the State College Spikes, to a Division Championship. Later that year Marmol was named the 2013 winner of the George Kissell Award. This prestigious award has been presented annually since 1995 to a member of the St. Louis Cardinals Minor League staff who exhibits excellence in player development.

Kim Lavine – CFO: Identified as America's expert on inspirational business advice, critically-acclaimed bestselling author Kim Lavine has transformed the lives of millions through her appearances on the Today Show, Rachel Ray, Good Morning America, NBC & ABC news, CNN, CNBC, FOX, NPR, Oprah & Friends Radio Network, and features in USA Today, Country Living, Guideposts, Inc, Business Week, Entrepreneur, Women's World, and Forbes, to name a few. Her startup bible MOMMY MILLIONAIRE was called by Publisher's Weekly in a Starred Review, "A top-notch, how-to guide on launching a business.…a rare gem." Based on Lavine's personal journey, the nonfiction bestseller chronicles her story of taking her simple consumer product into almost every major retail chain in America within two years, while raising angel capital and recruiting world-class talent to work for her company.

Significant Shareholders

Keith Smithson – Director of Sports Vision – Optometry: Mr. Smithson is a graduate of the University of Delaware and Pennsylvania College of Optometry. He is one of the most sought after sports vision specialist for his work with athletes in the NHL, NBA, MLB, WNBA and MLS. He serves as the Optometrist for over 10 Pro teams including the Washington Wizards, Washington Nationals and DC United. Smithson has also served as a sports vision consultant for the Baltimore Ravens, Washington Freedom, Washington Mystics and Nike. He has been written about in several large publications including ESPN and Sports Illustrated. Dr. Smithson is a member of the Sports Vision section of the American

Optometric Association and the Virginia Optometric Association.

Christopher M. Chambers – Director of Sports Shooting Markets: Mr. Chambers is a graduate of the U.S. Military Academy at West Point (BS, Engineering) and the Wharton School of Business (MBA, Finance & Multinational Management). Mr. Chambers was a key leader in Laser Shot, Inc. (A Simulation Technology Company), where he served in various positions including President, Chief Development Officer (CDO), and Vice President for Corporate Strategy and Business Development. The company experienced a tripling of annual revenue (to $27 M), with additional contract backlog of $21M profit, and numerous new product offerings during his leadership tenure. Throughout his half decade at Laser Shot, Mr. Chambers chose to retain direct responsibility for all Business Development activity, booking many high impact contracts and subcontracts worth dozens of millions of dollars including two DOD Programs-of-Record worth over $54 Million.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our three highest paid persons who were executive officers or directors during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ben White	Chief Executive Officer	0	-0-	0
Oliver Marmol	Chief Operating Officer	0	-0-	0
Kim Lavine	Chief Financial Officer	0	-0-	0

Compensation of Directors

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans.

Future Compensation

Compensation to be paid to the three individuals listed in the table above for the next fiscal year subsequent to our capital raise is as follows: Ben White - $250,000 annual salary, Oliver Marmol - $180,000 annual salary, Kim Lavine - $180,000 annual salary.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our preferred and common stock, as of July 20, 2016 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Common Stock

Name & Address of beneficial owner (1)	Amount of nature of beneficial ownership (2)	Amount and nature of beneficial acquirable	Percent of class (3)
Ben White	1,000,000	0	20%
Oliver Marmol	125,000	0	.025%
Kim Lavine	50,000	0	.01%

(1) The address of those listed is C/O Sensory Performance Technology, Inc. 26 East 12th Street, Linden, NJ 07036
(2) Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3) Based on 5 million shares outstanding prior to this offering.

Preferred Stock

Name & Address of beneficial owner (1)	Amount of nature of beneficial ownership (2)	Amount and nature of beneficial acquirable	Percent of class (3)
Ben White	250	0	25%
Oliver Marmol	125	0	12.50%
Kim Lavine	50	0	5%

(1) The address of those listed is C/O Sensory Performance Technology, Inc. 26 East 12th Street, Linden, NJ 07036
(2) Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3) Based on 1,000 shares outstanding prior to this offering.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Ben White

The intellectual property of our wearable training technology was developed by Founder and CEO Ben White. Ben White assigned all rights to the intellectual property to the Company, valued at $20,000,000, in exchange for $1,000,000 cash and 250 shares of preferred stock and 1,000,000 shares of common stock in the Company in July 2016 and for his services in forming and organizing Sensory Performance Technology, Inc.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party. A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

SECURITIES BEING OFFERED

Our authorized capital stock consists of 5,000,000 shares of common stock, no par value, and 1,000 shares of preferred stock, no par value. As of July 15, 2016, we had 3,825,000 shares of common stock and 575 shares of preferred stock outstanding.

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

Common Stock

Voting Rights. The holders of the preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Delaware law provides for cumulative voting for the election of directors. As a result, any shareholder may cumulate his or her votes by casting them all for any one director nominee or by distributing them among two or more nominees. This may make it easier for minority shareholders to elect a director.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation *preference of any then outstanding preferred stock.*

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our articles of incorporation and law, shares of our common stock are fully paid and not liable to further calls or assessment by us.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our shareholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our shareholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition

attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

**Certain Anti-takeover Effects**

General. Certain provisions of our articles of incorporation, our bylaws, and Delaware law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of our articles, bylaws and Arizona law set forth below does not purport to be complete and is qualified in its entirety by reference to our articles, bylaws and Arizona law.

Special Meetings of Shareholders. Our bylaws provide that, except as required by law, special meetings of shareholders may be called by a majority of our Board of Directors, the Chairman of the Board, the President, or shareholders who hold in the aggregate at least 25% of the voting power of the outstanding capital stock of the Company ("Requesting Shareholders"). Requesting Shareholders must meet certain qualifications and must submit a written request to our Corporate Secretary, containing the information required by our bylaws. A request for a special meeting made by Requesting Shareholders may be rejected if (1) a meeting of shareholders that included an identical or substantially similar item of business, as determined in good faith by our Board of Directors, was held not more than 90 days before our Corporate Secretary received the request; (2) our Board of Directors has called or calls for a meeting of shareholders to be held within 90 days after our Corporate Secretary receives the request and our Board of Directors determines in good faith that the business to be conducted at such meeting includes similar business to that stated in the request; or (3) the request relates to an item of business that is not a proper subject for shareholder action under, or involves a violation of, applicable law.

Shareholder Proposals and Director Nominations. A shareholder can submit shareholder proposals and nominate candidates for election to our Board of Directors in connection with our annual meeting if he or she follows the advance notice and other relevant provisions set forth in our bylaws. With respect to director nominations at an annual meeting, shareholders must submit written notice to our Corporate Secretary at least 180 days prior to the date of the meeting. With respect to shareholder proposals to bring other business before the annual meeting, shareholders must submit a written notice to our Corporate Secretary not fewer than 90 nor more than 120 days prior to the first anniversary of the date of our previous year's annual meeting of shareholders. However, if we have changed the date of the annual meeting by more than 30 days from the anniversary date of the previous year's annual meeting, the written notice must be submitted no earlier than 120 days before the annual meeting and not later than 90 days before the annual meeting or ten days after the day we make public the date of the annual meeting.

A shareholder must also comply with all applicable laws in proposing business to be conducted and in nominating directors. The notice provisions of the bylaws do not affect rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 of the Exchange Act.

Amendment to Articles of Incorporation and Bylaws. Both the Board of Directors and the shareholders must approve amendments to an Arizona corporation's articles of incorporation, except that the Board of Directors may adopt specified ministerial amendments without shareholder approval. Unless the articles of incorporation, Arizona law or the Board of Directors would require a greater vote or unless the articles of incorporation or Arizona law would require a different quorum, the vote required by each voting group allowed or required to vote on the amendment would be:

- a majority of the votes entitled to be cast by the voting group, if the amendment would create dissenters' rights for that voting group; and

- in any other case, if a quorum is present in person or by proxy consisting of a majority of the votes entitled to be cast on the matter by the voting group, the votes cast by the voting group in favor of the amendment must exceed the votes cast against the amendment by the voting group.

 The Board of Directors may amend or repeal the corporation's bylaws unless either: (1) the articles or applicable law reserves this power exclusively to shareholders in whole or in part or (2) the shareholders in amending or repealing a particular bylaws provide expressly that the Board may not amend or repeal that bylaw. A Delaware corporation's shareholders may amend or repeal the corporation's bylaws even though they may also be amended or repealed by the Board of Directors. Our bylaws may not be amended or repealed without the vote of a majority of the Board of Directors then in office or the affirmative vote of a majority of votes cast on the matter at a meeting of shareholders.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598 is the transfer agent and registrant for our common stock.

PLAN OF DISTRIBUTION

We are offering a minimum of 625,000 shares of common stock and a maximum of 1,250,000 shares of common stock on a "best efforts" basis. If $10,000,000 in subscriptions for the shares (the "Minimum Offering") is not deposited in escrow on or before December 31, 2016 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period. If this minimum offering amount has been deposited by December 31, 2016, the offering may continue until the earlier of March 31, 2016 (which date may be extended at our option) or the date when all shares have been sold. We reserve the right to accept subscriptions for up to an additional 312,500 shares, for an additional $5,000,000 in gross proceeds (the "Over-Subscription Option").

We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.sensorypt.com, to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com/startup/eclipse-goggles, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts. We will pay StartEngine Crowdfunding, Inc. $50 per investor in cash and warrants to purchase shares of our common stock at $16 per share equal to the cash compensation. The warrants are exercisable for a period of three years from the final closing date of this offering.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

The startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All prospective investors who submitted non-binding indications of interest ("Interest Holders") will be given the first opportunity to purchase shares, which will be the seven- business-day period commencing upon the qualification of this offering by the Securities and Exchange Commission (SEC) (the "Initial Offering Period"). All Interest Holders have received and will continue to receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the startengine.com website. Upon qualification by the SEC, the email strategy will be supported with a press release to general and financial media, plus social media post on Sensory Performance Tech sites. During the Initial Offering Period, Interest Holders will be able to log into the startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in Sensory Performance Technology. Accordingly, persons who are not Interest Holders will not be able to log into the website. They will be permitted to leave their email addresses on a "waiting list" and will be notified if an opportunity to invest arises.

Once the "Invest" button is clicked, Interest Holders will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interest Holders will then begin a user friendly process of establishing their personal and financial identity, selecting the number of shares to be purchased and how payment will be made, and executing subscription agreements. Once complete all purchasers will be emailed a confirmation.

If by the end of the seven-business-day period, we receive subscriptions for more shares than the 1,250,000 being offered, we will reduce proportionately all subscriptions received in excess of the $640 minimum purchase. If 1,250,000 shares have not been sold during the initial seven-business-day period, the shares will be offered to the general public. Those on the waiting list will be notified and we will also engage in a comprehensive communications strategy to inform potential investors of the offering opportunity.

If we receive subscriptions for more than 1,250,000 shares, we will consider the following factors (in no particular order or priority) in determining whether and the extent to which we will utilize the Over-

Subscription Option: the amount of over-subscription, our immediate cash needs, and the availability of other sources of financing.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor's annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitation does not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged FundAmerica Securities, LLC, a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), to perform

the following administrative functions in connection with this offering in addition to acting as the escrow agent:

- review the subscription agreements to determine whether all of the necessary information has been obtained from the investors, to determine compliance with the investment limitation requirement, and to perform anti-money laundering checks;

- contact us and/or our agents, if needed, to gather additional information or clarification from investors;

- advise us as to permitted investment limits for investors pursuant to Regulation A, Tier 2;

- provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

- serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

- transmit the subscription information data to VStock Transfer, LLC, our transfer agent.

As compensation for the services listed above, we have agreed to pay FundAmerica Securities $2.00 per domestic investor for the anti-money laundering check, bad actor checks for us and our related parties (up to 10 checks at $30 per check), and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered hereby. If we elect to terminate the offering prior to its completion, we have agreed to reimburse FundAmerica Securities for its out-of-pocket expenses incurred in connection with the services provided under this engagement (including costs of counsel and related expenses) up to an aggregate cap of $10,000. In addition, we will pay FundAmerica Securities $225 for escrow account set up and a monthly administration fee of $25 per month for so long as the offering is being conducted, but in no event longer than six months, up to $15.00 per investor (depending on whether subscription is by ACH or wire) for processing incoming funds, and $15.00 per wire for outbound funds to us upon the closing of this offering. We will also pay FundAmerica Securities a technology service fee for the technology services provided by its affiliate, FundAmerica Technologies, LLC, of $2.00 for each subscription agreement executed via electronic signature. We will cap itemized fees to FundAmerica at $399,690 for the minimum subscription amount required to close and up to $953,790 in if we achieve the maximum offering proceeds including the full over-subscription amount.

Sensory Performance Technology employees are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on Sensory Performance Technology websites. They also work with startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the startengine.com website.

FINANCIAL STATEMENTS

BASIS OF PRESENTATION

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the eight months ended August 31, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

BALANCE SHEET

BALANCE SHEET (unaudited)			
SENSORY PERFORMANCE TECHNOLOGY, INC			
Balance Sheet			
8/31/2016			
	Current Period	Prior Period	Increase (Decrease)
	6/1/2016 to 8/31/2016	1/1/2016 to 5/31/2016	6/1/2016 to 8/31/2016
ASSETS			
Current Assets:			
Cash	$10,000	$10,000	$0
Petty Cash	$0	$0	$0
Accounts Receivables	$0	$0	$0
Inventory	$202,500	$202,500	$0
Prepaid Expenses	$0	$0	$0
Employee Advances	$0	$0	$0
Temporary Investments	$0	$0	$0
Total Current Assets	**$212,500**	**$212,500**	**$0**
Fixed Assets:			
Land	$0	$0	$0
Buildings	$0	$0	$0
Furniture and Equipment	$0	$0	$0
Computer Equipment	$1,500	$1,500	$0
Vehicles	$0	$0	$0
Less: Accumulated Depreciation	$0	$0	$0
Total Fixed Assets	**$1,500**	**$1,500**	**$0**
Other Assets:			
Trademarks	$3,000,000	$3,000,000	$0
Patents	$15,647,200	$15,647,200	$0
Security Deposits	$0	$0	$0
Other Assets	$0	$0	$0
Total Other Assets	**$18,647,200**	**$18,647,200**	**$0**
			$0
TOTAL ASSETS	**$18,861,200**	**$18,861,200**	**$0**
LIABILITIES			
Current Liabilities:			
Accounts Payable	$0	$0	$0
Business Credit Cards	$0	$0	$0
Sales Tax Payable	$0	$0	$0
Payroll Liabilities	$0	$0	$0
Other Liabilities	$0	$0	$0
Current Portion of Long-Term Debt	$0	$0	$0
Total Current Liabilities	**$0**	**$0**	**$0**
Long-Term Liabilities:			
Notes Payable	$0	$0	$0
Mortgage Payable	$0	$0	$0
Less: Current portion of Long-term debt	$0	$0	$0
Total Long-Term Liabilities	**$0**	**$0**	**$0**
EQUITY			
Capital Stock/Partner's Equity	$18,861,200	$18,861,200	$0
Opening Retained Earnings	$0	$0	$0
Dividends Paid/Owner's Draw	$0	$0	$0
Net Income (Loss)	$0	$0	$0
Total Equity	**$18,861,200**	**$18,861,200**	**$0**
TOTAL LIABILITIES & EQUITY	**$18,861,200**	**$18,861,200**	**$0**

INCOME STATEMENT

SENSORY PERFORMANCE TECHNOLOGY, INC			
Income Statement			
8/31/2016			
	Current Period 7/1/2016 to 8/31/2016	Prior Period 1/1/2016 to 6/30/2016	Increase (Decrease) 7/1/2016 to 8/31/2016
REVENUES			
Product/Eclipse Goggles	$0.00	$0.00	$0.00
Other Revenue	$0.00	$0.00	$0.00
TOTAL REVENUES	**$0.00**	**$0.00**	**$0.00**
COST OF GOODS SOLD			
Product/Eclipse Goggles	$0.00	$0.00	$0.00
Salaries-Direct	$0.00	$0.00	$0.00
Payroll Taxes and Benefits-Direct	$0.00	$0.00	$0.00
Supplies	$0.00	$0.00	$0.00
Other Direct Costs	$0.00	$0.00	$0.00
TOTAL COST OF GOODS SOLD	$0.00	$0.00	$0.00
GROSS PROFIT (LOSS)	$0.00	$0.00	$0.00
OPERATING EXPENSES*			
Advertising and Promotion	$0.00	$0.00	$0.00
Automobile/Transportation	$0.00	$0.00	$0.00
Bad Debts/Losses and Thefts	$0.00	$0.00	$0.00
Bank Service Charges	$0.00	$0.00	$0.00
Business Licenses and Permits	$0.00	$0.00	$0.00
Charitable Contributions	$0.00	$0.00	$0.00
Computer and Internet	$0.00	$0.00	$0.00
Continuing Education	$0.00	$0.00	$0.00
Depreciation-Indirect	$0.00	$0.00	$0.00
Dues and Subscriptions	$0.00	$0.00	$0.00
Insurance	$0.00	$0.00	$0.00
Meals and Entertainment	$0.00	$0.00	$0.00
Merchant Account Fees	$0.00	$0.00	$0.00
Miscellaneous Expense	$0.00	$0.00	$0.00
Office Supplies	$0.00	$0.00	$0.00
Payroll Processing	$0.00	$0.00	$0.00
Postage and Delivery	$0.00	$0.00	$0.00
Printing and Reproduction	$0.00	$0.00	$0.00
Professional Services - Legal, Accounting	$0.00	$0.00	$0.00
Occupancy	$0.00	$0.00	$0.00
Rental Payments	$0.00	$0.00	$0.00
Salaries-Indirect	$0.00	$0.00	$0.00
Payroll Taxes and Benefits-Indirect	$0.00	$0.00	$0.00
Subcontractor	$0.00	$0.00	$0.00
Telephone	$0.00	$0.00	$0.00
Travel	$0.00	$0.00	$0.00
Utilities	$0.00	$0.00	$0.00
Website Development	$0.00	$0.00	$0.00
TOTAL OPERATING EXPENSES	$0.00	$0.00	$0.00
OPERATING PROFIT (LOSS)	$0.00	$0.00	$0.00
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)	$0.00	$0.00	$0.00
Interest Expense	$0.00	$0.00	$0.00
Income Tax Expense	$0.00	$0.00	$0.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	$0.00	$0.00	$0.00
NET INCOME (LOSS)	**$0.00**	**$0.00**	**$0.00**

*All OPERATING EXPENSES have been paid out-of-pocket by current shareholders

STATEMENT OF STOCKHOLDERS EQUITY

STOCKHOLDERS EQUITY							
Sensory Performance Technology, Inc.							
January 1, 2016 through August 31, 2016							
	Preferred Stock			Common Stock			Total Shareholders Equity
	Shares	Amount		Shares	Amount		
Balance on January 1	1,000	-		-	-	$	18,861,200
Net loss	-	-		-	-		-
Issuance of preferred stock	-	-		-	-		-
Issuance of common stock	-	-		5,000,000	-		-
Issuance of stock warrants	-	-		-	-		-
Net income	-	-		-	-		-
Cash Dividends	-	-		-	-		-
Stock Dividends	-	-		-	-		-
Balance on August 31	1,000			5,000,000		$	18,861,200

PROJECTED BALANCE SHEET

SENSORY PERFORMANCE TECHNOLOGY, INC						
Projected Balance Sheet						
8/1/2016						
	Current Period					
	6/1/2016 to 8/1/2016	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
ASSETS						
Assets:						
Cash	$10,000	$23,411,654	$79,235,017	$205,138,496	$403,839,141	$606,278,457
Accounts Receivables	$0	$0	$0	$0	$0	$0
Inventory	$202,500	$0	$0	$0	$0	$0
Prepaid Expenses	$0	$0	$0	$0	$0	$0
Employee Advances	$0	$0	$0	$0	$0	$0
Temporary Investments	$0	$0	$0	$0	$0	$0
Total Assets	**$212,500**	**$23,411,654**	**$79,235,017**	**$205,138,496**	**$403,839,141**	**$606,278,457**
Fixed Assets:						
Land	$0	$0	$0	$0	$0	$0
Buildings	$0	$0	$0	$0	$0	$0
Equipment	$1,500	$90,000	$120,000	$926,471	$1,297,059	$1,482,353
Vehicles	$0	$24,000	$98,824	$247,059	$345,882	$395,294
Less: Accumulated Depreciation	$0	$0	$0	$0	$0	$0
Total Fixed Assets	**$1,500**	**$114,000**	**$218,824**	**$1,173,529**	**$1,642,941**	**$1,877,647**
Other Assets:						
Patents & Trademarks	$18,647,200	$27,695,134	$49,050,666	$96,216,270	$171,690,245	$248,827,845
Security Deposits	$0	$0	$0	$0	$0	$0
Other Assets	$0	$229,434	$779,700	$2,013,554	$3,960,820	$5,944,726
Total Other Assets	**$18,647,200**	**$27,924,568**	**$49,830,366**	**$98,229,824**	**$175,651,065**	**$254,772,571**
TOTAL ASSETS	**$18,861,200**	**$51,450,222**	**$129,284,206**	**$304,541,849**	**$581,133,147**	**$862,928,675**
LIABILITIES						
Liabilities:						
Accounts Payable	$0	$0	$0	$0	$0	$0
Business Credit Cards	$0	$0	$0	$0	$0	$0
Tax Payable	$0	$9,177,368	$31,060,127	$80,414,290	$158,304,943	$237,661,155
Payroll Liabilities	$0	$0	$0	$0	$0	$0
Other Liabilities	$0	$0	$0	$0	$0	$0
Current Portion of Long-Term Debt	$0	$0	$0	$0	$0	$0
Total Liabilities	**$0**	**$9,177,368**	**$31,060,127**	**$80,414,290**	**$158,304,943**	**$237,661,155**
Long-Term Liabilities:						
Notes Payable	$0	$0	$0	$0	$0	$0
Mortgage Payable	$0	$0	$0	$0	$0	$0
Less: Current portion of Long-term debt	$0	$0	$0	$0	$0	$0
Total Long-Term Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
EQUITY						
Capital Stock/Partner's Equity	$18,861,200	$18,861,200	$18,861,200	$18,861,200	$18,861,200	$18,861,200
Opening Retained Earnings	$0	$22,943,421	$77,650,316	$201,035,726	$395,762,358	$594,152,888
Dividends Paid/Owner's Draw	$0	$468,233	$1,584,700	$4,102,770	$8,076,783	$12,125,569
Net Income (Loss)	$0	$0	$0	$0	$0	$0
Total Equity	**$18,861,200**	**$42,272,854**	**$98,096,217**	**$223,999,696**	**$422,700,341**	**$625,139,657**
TOTAL LIABILITIES & EQUITY	**$18,861,200**	**$51,450,222**	**$129,156,343**	**$304,413,986**	**$581,005,285**	**$862,800,812**

PROJECTED INCOME STATEMENT

SENSORY PERFORMANCE TECHNOLOGY, INC - Projected Financial Year 1 to Year 5			Year 1	Year 2	Year 3	Year 4	Year 5	
Revenue*			$ 48,927,240	$ 195,708,960	$ 489,272,400	$ 684,981,360	$ 782,835,840	
COGS								
	Cost of Goods Sold		$ 24,096,666	$ 96,386,663	$ 240,966,657	$ 337,353,320	$ 385,546,651	
Gross Margin			$ 24,830,574	$ 99,322,297	$ 248,305,743	$ 347,628,040	$ 397,289,189	
	Margin %		49.25%	49.25%	49.25%	49.25%	49.25%	
Fixed Expenses								
	Salaries		$ 1,077,996	$ 1,769,755	$ 3,117,306	$ 3,932,767	$ 4,584,921	
	Professional Fees**		$ 2,230,000	$ 6,064,706	$ 20,852,941	$ 27,594,118	$ 41,176,471	
	Equipment		$ 90,000	$ 120,000	$ 926,471	$ 1,297,059	$ 1,482,353	
	Insurance & Product Development***		$ 3,460,000	$ 6,519,118	$ 23,392,157	$ 39,864,706	$ 53,176,471	
	Travel		$ 490,000	$ 2,017,647	$ 5,044,118	$ 7,061,765	$ 8,070,588	
	Marketing****		$ 1,282,000	$ 18,900,000	$ 39,000,000	$ 42,600,000	$ 55,876,471	
	SGA		$ 392,500	$ 2,846,471	$ 8,666,176	$ 12,012,647	$ 13,837,647	
	Leases		$ 60,000	$ 247,059	$ 617,647	$ 864,706	$ 988,235	
Total Fixed Expenses			$ 9,082,496	$ 38,484,755	$ 101,616,816	$ 135,227,767	$ 179,193,156	
Pre-Tax EBITDA			$ 15,748,078	$ 60,837,542	$ 146,688,927	$ 212,400,273	$ 218,096,033	
	Margin %		32.19%	31.09%	29.98%	31.01%	27.86%	
Tax			$ 6,299,231	$ 24,335,017	$ 58,675,571	$ 84,960,109	$ 87,238,413	
Net Income After Tax			$ 9,448,847	$ 36,502,525	$ 88,013,356	$ 127,440,164	$ 130,857,620	
	Comments							
	* Wholesale Sales, Online Direct Sales, Amazon Sales							
	** Accounting, Legal, Consultant, Independent Contractors							
	***Product Liability Insurance, Health Insurance, FICA & Worker's Comp, Research & Development, Prototyping, Media Content for Online Training Academy							
	****Advertising, Tradeshows, Endorsements, In-Store Point-of-Purchase Displays							

Sensory Performance Technology, Inc SALES FORECAST (Unaudited)

WHOLESALE REVENUE SKU BREAKDOWN*

Year	Total Potential Retailers	Store Penetration	Number of Doors	Total Units Shipped	Gross Sales Revenues	Minus COGS	Net Sales Revenues	Minus Fixed Expenses	Net Profit
Year 1	15,101	5%	755	217,454	$48,927,240	$24,096,666	$24,830,574	$12,082,496	$12,748,078
Year 2		20%	3,020	869,818	$195,708,960	$96,386,663	$99,322,297	$39,584,755	$59,737,542
Year 3		50%	7,551	2,174,544	$489,272,400	$240,966,657	$248,305,743	$112,616,816	$135,688,927
Year 4		70%	10,571	3,044,362	$684,981,360	$337,353,320	$347,628,040	$135,227,767	$212,400,273
Year 5**		80%	12,081	3,479,270	$782,835,840	$385,546,651	$397,289,189	$179,193,156	$218,096,033
TOTALS									

*2020 represents modest penetration of international retailers (Australia, UK, Brazil, etc)

**FORECAST'S DO NOT ACCOUNT FOR EXPANSION OF SKU'S FROM LIMITED INTRODUCTION

WHOLESALE REVENUE SKU BREAKDOWN*

SKUS ONE AVERAGE CUSTOMER

Styles	Colors	Total SKUs	Avg. Wholesale Price	Quantities Per Delivery	Deliveries Per Year**	Total Items Delivered Year	Wholesale Sales Revenues
Sports Eclipse	1	1	$200.00	12	12	144	$28,800
Eclipse Elite	1	1	$250.00	12	12	144	$36,000
							$0
							$0
TOTALS	2		$450.00			288	$64,800

TOTAL POTENTIAL MARKET OF MAJOR RETAILERS ONLY

	# of Stores	Annual Units Store	Wholesale Sales	COGS Manufacturing Costs	Raw Materials
Retailers-Mid Tier	288	$450.00			
Walmart	6629	1,909,152	$859,118,400		
Dicks Sporting Goo	695	200,160	$90,072,000	Shipping	
Best Buy	1445	416,160	$187,272,000		
Game Stop	2400	691,200	$311,040,000	50% COGS PERCENTAGE	
Foot Locker	2369	682,272	$307,022,400		
Champs	547	157,536	$70,891,200		
The Sports Authorit	470	135,360	$60,912,000		
Academy Sports	190	54,720	$24,624,000		
Gander Mountain	154	44,352	$19,958,400		
REI	138	39,744	$17,884,800		
Cabelas	64	18,432	$8,294,400		
Totals	15,101	4,290,912	$1,930,910,400		

NOTES TO SALES ASSUMPTIONS

Sensory Performance Technology, Inc. (a Delaware Corporation) (the "Company"), was formed on January 14, 2016. The Company is a research and development technology company producing innovative and patented wearable tech product solutions to athletes, consumer, military, law enforcement and medical industries worldwide.

The Product

The Company is in the process of bringing to the consumer marketplace our flagship product, *Eclipse Goggles*, currently in high-demand with some of the most prominent names in professional sports, through online and brick-and-mortar retail distribution outlets, with two different models available with MSRP of $400 to $500. All of our sales forecasts are based on bringing two SKUS of our flagship product, Eclipse Goggles, into domestic markets exclusively. Our forecasted revenues are based on capturing a percentage of "doors" of major sporting goods retailers only, and do not take into account any revenues resulting from the development of additional SKUS, penetration into global markets, or ancillary revenues to be derived from our online training academy, nor do they take into account the distribution of our products through non-primary sporting goods retailers. In addition, the opportunity for significant additional revenues through the development of our patented stroboscopic technology for military, medical and law enforcement applications are not included in these financial forecasts, even though at this time prototypes of our product are currently being evaluated by notable and respected military and medical organizations.

Manufacturing and Prototyping

We are currently vetting manufacturing, sales, and marketing strategic partners who already have placement of successful products in our target retailers. With a goal to achieve speed-to-market advantage in this sector, we have entered into a preliminary Operating Agreement as a first step towards securing this working relationship. We have been developing in good faith with our strategic partner's product prototypes including detailed performance specifications, design, packaging, branding, and supply chain logistics, leveraging their existing contacts with factories based in Taiwan, with whom we will subcontract all our manufacturing.

COGS

Subject to further determination based on strategic partnership analysis, we are anticipating co-launching two models of the *Eclipse Goggles* for the consumer retail sporting goods market, a basic model for the entry-level athlete priced at $400 MSRP and a higher-end model with more robust features for the serious athlete priced at $500 MSRP. Based on our ongoing prototyping, we have determined that we can achieve our target objective of offering 2 SKUS to consumers at our target MSRP of $400-$500, without exceeding a 50% COGS of forecasted wholesale costs.

Wholesale Cost

We are forecasting average wholesale costs of our two SKUS for Eclipse Goggles to be $200 and $250, with a MSRP of $400 and $500 respectively. Our market research with target end-users has demonstrated that our forecasted retail price is acceptable and reasonable in comparison to popular "performance enhancing" sporting goods products in demand by juvenile and adult consumers active in

both recreational and aspiring professional sports across all disciplines, including baseball bats at $399[52], basketball shot trainers at $349.99[53], and football accuracy training devices at $499.99[54].

Sales Assumptions

We are forecasting a market penetration in Year 1 of 5% of major national sporting goods retailer, for a total of 755 stores. We are anticipating selling a case of each SKU (one dozen per case), each month for 12 months, for a total of 217,454 units sold in a 12-month period, accounting for annual wholesale revenues of $64,800 per store/door, totaling $48,927,240 for the 12-month period. These sales assumptions do not take into account any revenue resulting from the expansion of SKUS, distribution through non-sporting-goods-specific mass market retailers, or penetration into global markets. We are forecasting on average fixed expenses not to exceed 20% of gross revenues, and a COGS not to exceed 50% of gross revenues. We forecast market penetration of major national sporting goods retailers only in Year 2 to increase to 20% or 3,020 stores/doors, Year 3 to 50% or 7,551 stores/doors, Year 4 to 70% or 10,571 stores/doors, and Year 5 to 80% or 12,081. To put these numbers in perspective, currently the largest retailer of sporting goods in the U.S. is Walmart, with over 6,500 stores. Based on our management teams' successful track record introducing consumer products into the retail marketplace, we believe these sales forecasts are reasonable and prudent without risking the danger of under-forecasting our expectations to scale.

Market Testing

Our Sales Assumptions are based on market testing we've conducted since 2014, beta-testing prototypes of Eclipse Googles with elite professional athletes through their training partners, including Accelerate Basketball, with whom we've executed a strategic partnership. The Eclipse Goggles have been extraordinarily well-received with unsolicited testimonials citing their effectiveness in enhancing athletic performance by some of the worlds' most celebrated professional athletes, featured in some of the most reputable print and television media outlets in the world.

In addition, we have conducted various market analyses with regard to our wearable training technology sales forecasts, including cost analyses, consumer profile, and cost comparisons to existing wearable technology devices in the market. Our target consumer is the recreational and aspiring professional athlete across all sports disciplines, with a focus on the domestic U.S. Market. According to Youth Sports Statistics, there are 36,000,000 children aged 5-18 who play organized sports each year; 66% of boys in that age group play organized sports in or out of school, and 52% of girls. Eighty-five percent of those 36 million children participating in organized sports are being coached by their fathers.[55] An additional 15 million adults played organized sports in the U.S. in 2014, with 5.2 million golfers, 3.6 million playing basketball, 1.3 million tennis players, 1.1 million soccer players, 226,000 football players, and 12,000 softball players.[56]

Marketing

We will be supporting our strategic partners with a robust commitment to national advertising, in-store point of purchase display marketing, and supporting training video content on our online Academy, featuring instructional videos from notable sports training authorities and potentially celebrity athlete

---

[52] Rawlings TRIO End-Loaded BBCOR Bat, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=52759476&cp=4406646.4413887.4414014&categoryId=64623156&fg=Price
[53] Dr. Dish iC3 Basketball Shot Trainer, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=96193506&cp=4406646.4413986.11294664&categoryId=4415178
[54] SKLZ Quarterback Trainer Pro, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=98048616&cp=4406646.4413887.4414019&categoryId=70571766
[55] Statistics Brain "Youth Sports Statistics." http://www.statisticbrain.com/youth-sports-statistics/
[56] North American Association of Sports Economists. Brad R. Humphreys. (August 2008). "The Size and Scope of the Sports Industry in the United States." http://college.holycross.edu/RePEc/spe/HumphreysRuseski_SportsIndustry.pdf

endorsements. We are anticipating that our fixed expenses will not exceed twenty percent of our annual forecasted sales revenues, which will include advertising and marketing.

PROJECTED CASH FLOW YEAR 1 (UNAUDITED)

Sensory Performance Technology, Inc YEAR ONE CASH FLOW (Unaudited)

MONTHLY CASH FLOW PROJECTION

Column1	Start-up	NOV	DEC	JAN	FEB	MARCH	APRIL	MAY	JUNE	JULY	AUG	SEPT	OCT	TOTAL	% of Reven
CASH ON HAND	$10,000,000	$10,000,000	$7,835,667	7,121,334	6,407,001	5,682,668	3,450,293	1,177,919	4,102,316	6,996,614	9,782,911	12,499,208	17,955,431		
REVENUES															
a. Total Sales								6,989,606	6,989,606	6,989,606	6,989,606	9,785,448	9,785,448	47,529,319	97%
INVESTOR CAPITAL	$10,000,000													10,000,000	0%
NET REVENUES		10,000,000	7,835,667	7,121,334	6,407,001	5,682,668	3,450,293	8,167,525	11,091,922	13,986,219	16,772,517	22,284,656	27,740,879	47,529,319	
VARIABLE EXPENSES															
COGS						1,506,042	1,506,042	$3,012,083	$3,012,083	3,012,083	3,012,083	$3,012,083	3,012,083	21,084,582	
Retailer Discount 2% average								139,792	139,792	139,792	139,792	195,709	195,709	950,586	2.00%
TOTAL VARIABLE EXPENSES						1,506,042	1,506,042	3,151,875	3,151,875	3,151,875	3,151,875	3,207,792	3,207,792	22,035,169	46.36%
FIXED EXPENSES															
SALARIES															
Salary CFO		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000	0.38%
Salary CMO		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000	0.38%
Salary PRESIDENT		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000	0.38%
Salary CEO		20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	249,996	0.53%
Operations Manager		10,400	10,400	10,400	10,400	10,400	10,400	10,400	10,400	10,400	10,400	10,400	10,400	124,800	0.26%
Office/Warehouse Labor		9,600	9,600	9,600	9,600	9,600	9,600	9,600	19,200	19,200	19,200	19,200	19,200	163,200	0.34%
PROFESSIONAL FEES															
Professional Fees		500,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	1,050,000	2.21%
Accountant Fees		2,000	2,000	2,000	2,000	4,000	4,000	4,000	8,000	8,000	8,000	8,000	8,000	60,000	0.13%
IP Licensing Fee	1,000,000													1,000,000	2.10%
Professional PR Rep		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000	0.25%
EQUIPMENT															
Equipment- Computers, Phones		10,000	10,000	10,000	10,000	10,000	10,000	5,000	5,000	5,000	5,000	5,000	5,000	90,000	0.19%
INSURANCE AND R&D															
Product Development		125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	1,500,000	3.16%
Video/App Development		125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	125,000	1,500,000	3.16%
Product Liability Insurance		10,000	10,000	10,000	10,000	10,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	400,000	0.84%
Insurance		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000	0.13%
TRAVEL															
Hotel		10,000	10,000	10,000	10,000	10,000	10,000	20,000	20,000	40,000	40,000	40,000	40,000	280,000	0.55%
Air Fare		5,000	5,000	5,000	5,000	5,000	5,000	20,000	20,000	40,000	40,000	40,000	40,000	230,000	0.48%
MARKETING & ADVERTISING															
Advertising		250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	3,000,000	6.31%
Website		2,500	2,500	2,500	2,500	2,500	2,500	2,500	5,000	5,000	5,000	5,000	5,000	42,500	0.09%
Tradeshows		-	10,000	-	10,000	10,000	10,000	20,000	20,000	40,000	80,000	80,000	80,000	350,000	0.74%
LEASES															
Office/Warehouse Lease		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000	0.13%
SGA															
EDI		500	500	500	500	500	500	2,000	2,000	10,000	10,000	10,000	10,000	47,000	0.10%
Office Supplies & Expenses		2,000	2,000	2,000	2,000	2,000	2,000	4,000	4,000	4,000	4,000	4,000	4,000	36,000	0.08%
Meals & Entertainment		2,500	2,500	2,500	2,500	2,500	2,500	100,000	100,000	100,000	100,000	100,000	100,000	615,000	1.29%
Repairs & Maintenance		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000	0.05%
Freight & Delivery		2,000	2,000	2,000	2,000	2,000	2,000	10,000	20,000	20,000	50,000	50,000	50,000	212,000	0.45%
Utilities		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000	0.05%
Telephone (land & cellular), fax, internet		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000	0.05%
Vehicle Expense		2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000	0.05%
Rental Equipment		1,000	1,000	1,000	1,000	1,000	1,000	2,000	2,000	2,000	2,000	2,000	2,000	17,000	0.04%
Bank Charges/Merchant Fees		1,000	1,000	1,000	1,000	1,000	1,000	1,000	4,000	4,000	4,000	4,000	4,000	27,000	0.06%
Printing		2,000	2,000	2,000	2,000	2,000	2,000	10,000	10,000	50,000	50,000	50,000	50,000	232,000	0.49%
TOTAL FIXED EXPENSES		2,164,333	714,333	714,333	724,333	726,333	766,333	913,333	943,433	1,051,433	1,121,433	1,121,433	1,121,433	12,082,496	18.27%
TOTAL OPERATING EXPENSES		2,164,333	714,333	714,333	724,333	2,232,375	2,272,375	4,065,208	4,095,308	4,203,308	4,273,308	4,329,225	4,329,225	34,117,665	-
CASH POSITION END OF MONTH	$10,000,000	7,835,667	7,121,334	6,407,001	5,682,668	3,450,293	1,177,919	4,102,316	6,996,614	9,782,911	12,499,208	17,955,431	23,411,654		

PROJECTED CASH FLOW YEAR 2 (UNAUDITED)

Sensory Performance Technology, Inc YEAR TWO CASH FLOW(Unaudited)

MONTHLY CASH FLOW PROJECTION

Column1	Start-up	NOV	DEC	JAN	FEB	MARCH	APRIL	MAY	JUNE	JULY	AUG	SEPT	OCT	TOTAL	% of Revenue
CASH ON HAND	$ 23,411,654	$ 23,411,654	$ 27,157,351	$ 31,903,048	$ 36,648,745	$ 41,394,442	$ 46,140,138	$ 50,885,835	$ 55,631,532	$ 60,377,229	$ 65,122,926	$ 69,868,623	$ 74,614,320		
REVENUES															
a. Total Sales		$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 16,309,080	$ 195,708,960	100%
b. Inventory														$ -	0%
NET REVENUES		$ 39,720,734	$ 43,466,431	$ 48,212,128	$ 52,957,825	$ 57,703,522	$ 62,449,218	$ 67,194,915	$ 71,940,612	$ 76,686,309	$ 81,432,006	$ 86,177,703	$ 90,923,400	$ 195,708,960	
VARIABLE EXPENSES															
COGS		$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 8,032,222	$ 96,386,663	49.25%
Retailer Discount 2% average		$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 326,182	$ 3,914,179	2.00%
TOTAL VARIABLE EXPENSES		$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 8,358,404	$ 100,300,842	51.25%
FIXED EXPENSES															
SALARIES															
Salary CFO		$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 216,000	0.11%
Salary CMO		$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 216,000	0.11%
Salary President		$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 216,000	0.11%
Salary CEO		$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 299,995	0.15%
Operations Manager		$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 12,480	$ 149,760	0.08%
Office/Warehouse Labor		$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 56,000	$ 672,000	0.34%
PROFESSIONAL FEES															
Professional Fees		$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 360,294	$ 4,323,529	2.21%
Accountant Fees		$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 247,059	0.13%
IP Licensing		$ 1,000,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,000,000	0.13%
Professional PR Rep		$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 41,176	$ 494,118	0.25%
EQUIPMENT															
Equipment- Computers, Phones		$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 120,000	0.06%
INSURANCE AND R&D															
Product Development		$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 3,000,000	1.53%
Video/App Development		$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 125,000	$ 250,000	$ 1,625,000	0.83%
Product Liability Insurance		$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 137,255	$ 1,647,059	0.84%
Insurance		$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 247,059	0.13%
TRAVEL															
Hotel		$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 89,216	$ 1,070,588	0.55%
Air Fare		$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 78,922	$ 947,059	0.48%
MARKETING & ADVERTISING															
Website		$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 600,000	0.31%
Advertising		$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 1,500,000	$ 18,000,000	9.20%
Tradeshows		$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 300,000	0.15%
LEASES															
Office/Warehouse Lease		$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 20,588	$ 247,059	0.13%
SGA															
EDI		$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 16,127	$ 193,529	0.10%
Office Supplies & Expenses		$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 12,353	$ 148,235	0.08%
Meals & Entertainment		$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	0.05%
Repairs & Maintenance		$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 98,824	0.05%
Freight & Delivery		$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 72,745	$ 872,941	0.45%
Utilities		$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 98,824	0.05%
Telephone (land & cellular) fax, internet		$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 98,824	0.05%
Vehicle Expense		$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 8,235	$ 98,824	0.05%
Rental Equipment		$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 5,833	$ 70,000	0.04%
Bank Charges		$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 9,265	$ 111,176	0.06%
Printing		$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 79,608	$ 955,294	0.49%
TOTAL FIXED EXPENSES		$ 4,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,204,980	$ 3,329,980	$ 39,584,755	18.59%
TOTAL OPERATING EXPENSES		$ 12,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,563,383	$ 11,688,383	$ 139,885,597	
CASH POSITION END OF MONTH	$ -	$ 27,157,351	$ 31,903,048	$ 36,648,745	$ 41,394,442	$ 46,140,138	$ 50,886,835	$ 55,631,532	$ 60,377,229	$ 65,122,926	$ 69,868,623	$ 74,614,320	$ 79,235,017	$ -	

PROJECTED CASH FLOW YEAR 3 (UNAUDITED)

Sensory Performance Technology, Inc YEAR THREE CASH FLOW (Unaudited)

MONTHLY CASH FLOW PROJECTION

Column1	Start-up	NOV	DEC	JAN	FEB	MARCH	APRIL	MAY	JUNE	JULY	AUG	SEPT	OCT	TOTAL	% of Reven
CASH ON HAND	$79,235,017	$79,235,017	$88,781,712	$99,328,407	$109,875,102	$120,421,797	$130,968,493	$141,515,188	$152,061,883	$162,608,578	$173,155,273	$183,701,968	$194,248,663		
REVENUES															
a. Total Sales		$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$40,772,700	$489,272,400	100%
b. Inventory															0%
NET REVENUES	$120,007,717	$129,554,412	$140,101,107	$150,101,107	$150,647,802	$161,194,497	$171,741,193	$182,287,888	$192,834,583	$203,381,278	$213,927,973	$224,474,668	$235,021,363	$489,272,400	
VARIABLE EXPENSES															
COGS	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$20,080,555	$240,966,657	49.25%
Retailer Discount 2% average	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$815,454	$9,785,448	2.00%
TOTAL VARIABLE EXPENSES	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$20,896,009	$250,752,105	51.25%
FIXED EXPENSES															
SALARIES															
Salary CFO	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$259,200	0.05%
Salary CMO	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$259,200	0.05%
Salary President	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$21,600	$259,200	0.05%
Salary CEO	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$359,994	0.07%
Operations Manager	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$14,976	$179,712	0.04%
Office/Warehouse Labor	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$1,800,000	0.37%
PROFESSIONAL FEES															
Professional Fees	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$18,000,000	3.68%
Accountant Fees	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$617,647	0.13%
IP Licensing	$1,000,000													$1,000,000	0.20%
Professional PR Rep	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$102,941	$1,235,294	0.25%
EQUIPMENT															
Equipment- Computers, Phones	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$77,206	$926,471	0.19%
INSURANCE AND R&D															
Product Development	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$18,000,000	3.68%
Video/App Development	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$18,000,000	0.20%
Product Liability Insurance	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$343,137	$3,774,510	0.77%
Insurance	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$617,647	0.13%
TRAVEL															
Hotel	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$223,039	$2,676,471	0.55%
Air Fare	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$197,304	$2,367,647	0.48%
MARKETING & ADVERTISING															
Website	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$500,000	$6,000,000	1.23%
Advertising	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000	$30,000,000	6.13%
Tradeshows	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$250,000	$3,000,000	0.61%
LEASES															
Office/Warehouse Lease	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$51,471	$617,647	0.13%
SGA															
EDI	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$40,319	$483,824	0.10%
Office Supplies & Expenses	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$30,882	$370,588	0.08%
Meals & Entertainment	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$150,000	$1,800,000	0.37%
Repairs & Maintenance	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$247,059	0.05%
Freight & Delivery	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$181,863	$2,182,353	0.45%
Utilities	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$247,059	0.05%
Telephone (land & cellular), fax, internet	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$247,059	0.05%
Vehicle Expense	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$20,588	$247,059	0.05%
Rental Equipment	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$14,583	$175,000	0.04%
Bank Charges	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$23,162	$277,941	0.06%
Printing	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$199,020	$2,388,235	0.49%
TOTAL FIXED EXPENSES	$10,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$9,329,996	$8,986,859	$112,616,816	20.77%
TOTAL OPERATING EXPENSES	$31,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$30,226,005	$29,882,868	$363,368,921	20.77%
CASH POSITION END OF MONTH	$ -	$88,781,712	$99,328,407	$109,875,102	$120,421,797	$130,968,493	$141,515,188	$152,061,883	$162,608,578	$173,155,273	$183,701,968	$194,248,663	$205,139,196	$ -	$ -

PROJECTED CASH FLOW YEAR 4 (UNAUDITED)

Sensory Performance Technology, Inc YEAR FOUR CASH FLOW (Unaudited)

MONTHLY CASH FLOW PROJECTION

Column1	Start-up	NOV	DEC	JAN	FEB	MARCH	APRIL	MAY	JUNE	JULY	AUG	SEPT	NOV2	TOTAL	% of Revenue
CASH ON HAND	$ 205,138,496	$ 205,138,496	$ 220,780,216	$ 237,421,937	$ 254,063,657	$ 270,705,378	$ 287,347,098	$ 303,988,819	$ 320,630,539	$ 337,272,259	$ 353,913,980	$ 370,555,700	$ 387,197,421	$	
REVENUES															
a. Total Sales		57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	57,081,780	684,981,360	100%
b. Inventory														-	0%
NET REVENUES		262,220,276	277,861,996	294,503,717	311,145,437	327,787,158	344,428,878	361,070,599	377,712,319	394,354,039	410,995,760	427,637,480	444,279,201	684,981,360	
VARIABLE EXPENSES															
COGS		28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	28,112,777	337,353,320	49.25%
Retailer Discount 2% average		1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	1,141,636	13,699,627	2.00%
TOTAL VARIABLE EXPENSES		29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	29,254,412	351,052,947	51.25%
FIXED EXPENSES															
SALARIES															
Salary CFO		25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	311,040	0.05%
Salary CMO		25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	311,040	0.05%
Salary President		25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	25,920	311,040	0.05%
Salary CEO		35,999	35,999	35,999	35,999	35,999	35,999	35,999	35,999	35,999	35,999	35,999	35,999	431,993	0.06%
Operations Manager		17,971	17,971	17,971	17,971	17,971	17,971	17,971	17,971	17,971	17,971	17,971	17,971	215,654	0.03%
Office Labor		196,000	196,000	196,000	196,000	196,000	196,000	196,000	196,000	196,000	196,000	196,000	196,000	2,352,000	0.34%
PROFESSIONAL FEES															
Professional Fees		2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	24,000,000	3.50%
Accountant Fees		72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	864,706	0.13%
IP Licensing		1,000,000	-	-	-	-	-	-	-	-	-	-	-	1,000,000	0.15%
Professional PR Rep		144,118	144,118	144,118	144,118	144,118	144,118	144,118	144,118	144,118	144,118	144,118	144,118	1,729,412	0.25%
EQUIPMENT															
Equipment - Computers, Phones		108,088	108,088	108,088	108,088	108,088	108,088	108,088	108,088	108,088	108,088	108,088	108,088	1,297,059	0.19%
INSURANCE AND R&D															
Product Development		1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	18,000,000	2.63%
Video/App Development		1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	18,000,000	2.63%
Product Liability Insurance		250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	3,000,000	0.44%
Insurance		72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	864,706	0.13%
TRAVEL															
Hotel		312,255	312,255	312,255	312,255	312,255	312,255	312,255	312,255	312,255	312,255	312,255	312,255	3,747,059	0.55%
Air Fare		276,225	276,225	276,225	276,225	276,225	276,225	276,225	276,225	276,225	276,225	276,225	276,225	3,314,706	0.48%
MARKETING & ADVERTISING															
Website		750,000	750,000	750,000	750,000	750,000	750,000	750,000	750,000	750,000	750,000	750,000	750,000	9,000,000	1.31%
Advertising		2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	30,000,000	4.38%
Tradeshows		300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	3,600,000	0.53%
LEASES															
Office/Warehouse Lease		72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	72,059	864,706	0.13%
SGA															
EDI		56,446	56,446	56,446	56,446	56,446	56,446	56,446	56,446	56,446	56,446	56,446	56,446	677,353	0.10%
Office Supplies & Expenses		43,235	43,235	43,235	43,235	43,235	43,235	43,235	43,235	43,235	43,235	43,235	43,235	518,824	0.08%
Meals & Entertainment		200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000	2,400,000	0.35%
Repairs & Maintenance		28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	345,882	0.05%
Freight & Delivery		254,608	254,608	254,608	254,608	254,608	254,608	254,608	254,608	254,608	254,608	254,608	254,608	3,055,294	0.45%
Utilities		28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	345,882	0.05%
Telephone (land & cellular), fax, internet		28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	345,882	0.05%
Vehicle Expense		28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	28,824	345,882	0.05%
Rental Equipment		20,417	20,417	20,417	20,417	20,417	20,417	20,417	20,417	20,417	20,417	20,417	20,417	245,000	0.04%
Bank Charges		32,426	32,426	32,426	32,426	32,426	32,426	32,426	32,426	32,426	32,426	32,426	32,426	389,118	0.06%
Printing		278,627	278,627	278,627	278,627	278,627	278,627	278,627	278,627	278,627	278,627	278,627	278,627	3,343,529	0.49%
TOTAL FIXED EXPENSES		12,185,647	11,185,647	11,185,647	11,185,647	11,185,647	11,185,647	11,185,647	11,185,647	11,185,647	11,185,647	11,185,647	11,185,647	135,227,767	19.74%
TOTAL OPERATING EXPENSES		40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	40,440,060	486,280,714	
CASH POSITION END OF MONTH	$ -	$ 220,780,216	$ 237,421,937	$ 254,063,657	$ 270,705,378	$ 287,347,098	$ 303,988,819	$ 320,630,539	$ 337,272,259	$ 353,913,980	$ 370,555,700	$ 387,197,421	$ 403,839,141	$	

PROJECTED CASH FLOW YEAR 5 (UNAUDITED)

Sensory Performance Technology, Inc YEAR FIVE CASH FLOW (Unaudited)

MONTHLY CASH FLOW PROJECTION

Column1	Start-up	NOV	DEC	JAN	FEB	MARCH	APRIL	MAY	JUNE	JULY	AUG	SEPT	OCT	TOTAL	% of Revenue
CASH ON HAND	$ 403,839,141	$ 403,839,141	$ 418,875,751	$ 435,912,361	$ 452,948,970	$ 469,985,580	$ 487,022,189	$ 504,058,799	$ 521,095,409	$ 538,132,018	$ 555,168,628	$ 572,205,238	$ 589,241,847		
REVENUES															
a. Total Sales		$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 65,236,320	$ 782,835,840	100%
b. Inventory															0%
NET REVENUES		$ 469,075,461	$ 484,112,071	$ 501,148,681	$ 518,185,290	$ 535,221,900	$ 552,258,509	$ 569,295,119	$ 586,331,729	$ 603,368,338	$ 620,404,948	$ 637,441,558	$ 654,478,167	$ 782,835,840	
VARIABLE EXPENSES															
COGS		$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 32,128,888	$ 385,546,651	49.25%
Retailer Discount 2% average		$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 1,304,726	$ 15,656,717	2.00%
TOTAL VARIABLE EXPENSES		$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 33,433,614	$ 401,203,368	51.25%
FIXED EXPENSES															
SALARIES															
Salary CFO		$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 373,248	0.05%
Salary CMO		$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 373,248	0.05%
Salary President		$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 31,104	$ 373,248	0.05%
Salary CEO		$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 43,199	$ 518,392	0.07%
Operations Manager		$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 21,565	$ 258,785	0.03%
Office Labor		$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 224,000	$ 2,688,000	0.34%
PROFESSIONAL FEES															
Professional Fees		$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 3,000,000	$ 36,000,000	4.60%
Accountant Fees		$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 1,200,000	0.15%
IP Licensing		$ 2,000,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,000,000	0.26%
Professional PR Rep		$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 164,706	$ 1,976,471	0.25%
EQUIPMENT															
Equipment - Computers, Phones		$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 123,529	$ 1,482,353	0.19%
INSURANCE AND R&D															
Product Development		$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 24,000,000	3.07%
Video/App Development		$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 1,800,000	$ 21,600,000	2.76%
Product Liability Insurance		$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 549,020	$ 6,588,235	0.84%
Insurance		$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 988,235	0.13%
TRAVEL															
Hotel		$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 356,863	$ 4,282,353	0.55%
Air Fare		$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 315,686	$ 3,788,235	0.48%
MARKETING & ADVERTISING															
Website		$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 4,117,647	$ 49,411,765	6.31%
Advertising		$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 58,333	$ 700,000	0.09%
Tradeshows		$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 480,392	$ 5,764,706	0.74%
LEASES															
Office/Warehouse Lease		$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 82,353	$ 988,235	0.13%
SGA															
EDI		$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 64,510	$ 774,118	0.10%
Office Supplies & Expenses		$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 444,706	0.06%
Meals & Entertainment		$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 3,000,000	0.38%
Repairs & Maintenance		$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 395,294	0.05%
Freight & Delivery		$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 290,980	$ 3,491,765	0.45%
Utilities		$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 395,294	0.05%
Telephone (land & cellular), fax, internet		$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 395,294	0.05%
Vehicle Expense		$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 32,941	$ 395,294	0.05%
Rental Equipment		$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 23,333	$ 280,000	0.04%
Bank Charges		$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 37,059	$ 444,706	0.06%
Printing		$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 318,431	$ 3,821,176	0.49%
TOTAL FIXED EXPENSES		$ 16,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 14,766,096	$ 179,193,156	22.89%
TOTAL OPERATING EXPENSES		$ 50,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 48,199,710	$ 580,396,524	
CASH POSITION END OF MONTH	$ -	$ 418,875,751	$ 435,912,361	$ 452,948,970	$ 469,985,580	$ 487,022,189	$ 504,058,799	$ 521,095,409	$ 538,132,018	$ 555,168,628	$ 572,205,238	$ 589,241,847	$ 606,278,457	$ 580,396,524	$ -

SENSORY PERFORMANCE TECHNOLOGY, INC
(A DELAWARE CORPORATION)
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2016 (UNAUDITED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activities

Sensory Performance Technology, Inc. (a Delaware Corporation) (the "Company"), was formed on January 14, 2016. The Company is a research and development technology company producing innovative and patented wearable tech product solutions to athletes, consumer, military, law enforcement and medical industries worldwide. The Company is in the process of bringing to the consumer marketplace our flagship product, Eclipse Goggles, currently in high demand with some of the most prominent names in professional sports, through online and brick-and-mortar retail distribution outlets, with two different models available with MSRP of $400 to $500. In addition to a vertical model of product design, manufacturing and distribution, we plan to create and distribute highly-specialized content through our 'Online Academy,' featuring instructional videos from world-class training partners like Accelerate Basketball, personal trainers to National Basketball Association's Most Valuable Player of 2016 Steph Curry. Revenues forecasted from our online training academy are not included in our sales assumptions for this offering. In addition, our patented technology is currently under evaluation by notable and respected medical and government agencies, adding potentially significant additional revenue streams not included in our sales forecasts. Sensory Performance Technology has other proprietary intellectual property including patents, trade secrets and trademarks, which we plan to develop applications for in the consumer, military, law enforcement and medical industries, the anticipated revenues for which are not included on our forecasted revenues and financial projections.

Pursuant to the articles of incorporation, the Company is authorized to issue 1,000 preferred shares, of which 425 preferred shares are owned by founding shareholders ("Series A shares"). The Company's common stock and preferred shares have no par value. The Series A shares are not convertible, nor are they transferable without the approval of a majority of the Board of Directors. The Series A shares rank senior and prior to the common shares and any other class of preferred shares with respect to dividend rights, voting rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no preferred shares issued prior to January 14, 2016.

On July 27, 2016, the articles of incorporation were amended, authorizing 5,000,000 shares of common stock, of which 1,175,000 shares are owned by founding shareholders.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From inception, the Company has financed its business activities through contributions from shareholders. The Company expects to obtain funding through equity placement offerings until it consistently achieves positive cash flow from operations after starting production. Management expects that cash on hand combined with anticipated funding sources will provide the Company with adequate funding through December 31, 2017. There are no assurances that the Company will be able to raise

adequate funds, achieve, or sustain profitability or positive cash flows from its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Through August 31, 2016, the Company has not recorded any revenues for the sale of its wearable-tech product nor does it expect to record revenues of any significant amount of product prior to distribution in the retail marketplace.

Once the Company's planned principal operations commence, its focus will be on the manufacturing and marketing of its Eclipse Goggles throughout the United States with the development of international markets across multiple sports including soccer, hockey, and more. In addition, we will continue to develop new wearable-tech applications utilizing this stroboscopic intellectual property for the military, medical and law enforcement fields, some of whom have been analyzing improved performance metrics demonstrated with the use of our goggles with promising early results. In addition, we will continue research and development of new products related to our existing patents and intellectual property, which could develop additional significant revenue streams above and beyond our stroboscopic technology patent and products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next year as we continue to develop the stroboscopic goggles, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for preferred and common stock. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

There is no restricted cash held in escrow.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization, and are limited to prototype models of our Eclipse Goggles and computer equipment. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for property and equipment are as follows:
- Machinery and equipment: 10 years

Accounting for Warrants

The Company has issued no warrants.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, *Property, Plant and Equipment – Impairment or Disposal of Long Lived Assets*, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment losses were recognized for the period ended August 31, 2016.

Concentrations of Business and Credit Risk

The business is subject to significant risks, including, but not limited to, the risks in the adoption of stroboscopic technology by the consumer, the reliance on Company Founder and CEO Ben White, the results of research and development efforts, and competition from other stroboscopic technology manufacturers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company has its cash and cash equivalents on deposit with various financial institutions. Accounts at each U.S. institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Cash may at times exceed the amount covered by FDIC insurance; however management does not believe the Company has significant risk in this area.

Income Taxes

The Company is currently taxed as an S corporation in the United States of America ("U.S."). The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of December 31, 2014 and therefore no accruals have been made in the financial statements related to uncertain tax positions. The Company is subject to U.S. federal and state income tax examinations for all years from inception. No examinations are currently pending.

Advertising Costs

Forecasted advertising costs are expensed as incurred and are included in sales and marketing expenses in the accompanying statements of operations.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consists primarily of contract engineering services, payroll and employee benefits of those employees engaged in research and development activities.

Recent Accounting Pronouncements

In June 2014, the FASB issued a new accounting standard which eliminates the requirements for development stage entities to present inception to date information in the statements of income, cash flows, and shareholder equity, label the financial statements as those of a development stage entity, and disclose a description of the development stage activities in which the entity is engaged. The standard is effective for interim and annual reporting periods beginning after December 15, 2014. Early adoption of the standard is permitted. The Company adopted the new accounting pronouncement in 2013. The accompanying statements of operations, changes in stockholders' deficit and cash flows have been prepared accordingly.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, *Interest—Imputation of Interest (Subtopic 835-30)* ("ASU 2015-03") was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company has no debt, deferred financing or debt issuances at this time.

Reclassifications

No reclassifications have been made to the Company's financial statements.

Long-Term Debt

The company has no long-term debt at this time, has issued no convertible notes, or warrants, nor secured any debt-financing since its incorporation.

Income Taxes

The Company has not been required to file corporate income taxes at this time.

Capital Sublease Obligation

The Company has not entered into any short or long-term leases. We are in discussions with experienced strategic partners to subcontract manufacturing through facilities located in Taiwan or China. These costs are built into our product COGS.

Stockholders' Deficit

During July of 2016, the Company's Founder and CEO Ben White assigned all Intellectual Property rights related to the patent for stroboscopic technology, the trademarks related to Eclipse Goggles, and all other valuable IP including internet domains and trade secrets in exchange for 1,000,000 shares of common stock and 250 shares of preferred stock. The Board of Directors voted to transfer 125,000 shares of common and 125 shares of preferred stock to Company President Oliver Marmol, and 50,000 shares of

common stock and 50 shares of preferred stock to CFO Kim Lavine in exchange for services performed on behalf of Sensory Performance Technology, and in exchange for financial contributions.

Legal

In management's opinion, the Company is not currently involved in any legal proceedings, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

Related Party Transactions

The Company has not formalized any related party transactions at this time.

Subsequent Events

The Company has evaluated subsequent events that have occurred through September 19, 2016, which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.